ARROW FINANCIAL CORPORATION

250 Glen Street, Glens Falls, New York 12801

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Shareholders of Arrow Financial Corporation:

Notice is hereby given that the Annual Meeting of Shareholders of Arrow Financial Corporation ("Company" or "Arrow"), a New York corporation, will be held at the Charles R. Wood Theater, 207 Glen Street, Glens Falls, New York, 12801 on Wednesday, April 25, 2007, at 10:00 a.m. for the purpose of considering and voting upon the following matters:

1. The election of five directors to Class C for terms of three years and one director to Class A for a term of one year or until their successors shall have been elected and qualified.

2. Ratification of the selection of the independent registered public accounting firm, KPMG LLP, as the Company's independent auditor for the fiscal year ending December 31, 2007.

3. Any other business which may be properly brought before the meeting or any adjournment thereof.

By Order of the Board of Directors

GERARD R. BILODEAU
Corporate Secretary

March 23, 2007

YOU ARE REQUESTED TO SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON. YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO THE MEETING, OR IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AT THAT TIME, IF YOU WISH.

ARROW FINANCIAL CORPORATION
250 Glen Street
Glens Falls, New York 12801

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS

April 25, 2007

This proxy statement is furnished in connection with the solicitation by the Board of Directors of Arrow Financial Corporation, a New York corporation, of proxies to be voted at the Annual Meeting of Shareholders to be held on Wednesday, April 25, 2007, at 10:00 a.m., at the Charles R. Wood Theater, 207 Glen Street, Glens Falls, New York, 12801, and at any adjournment thereof. This proxy statement and the accompanying proxy card are first being sent to shareholders on March 23, 2007. In addition, a copy of Parts I and II of Arrow's Annual Report on Form 10-K for the year ended December 31, 2006, which includes Arrow's consolidated financial statements, is enclosed with this proxy statement.

At the meeting, there will be two items submitted for a shareholder vote. First, five directors will be elected to Class C and one Director to Class A of our Board of Directors. Second, the shareholders will be asked to ratify the selection of the independent registered public accounting firm, KPMG LLP, as our independent auditor for the fiscal year ending December 31, 2007.

RECORD DATE AND VOTING RIGHTS

Who is entitled to vote?

Each shareholder of record as of the close of business on the record date, March 2, 2007, is entitled to notice of, and to vote at, the shareholders' meeting. At the close of business on that date, there were outstanding and entitled to vote 10,598,128 shares of common stock, $1.00 par value. Common stock is our only class of stock outstanding. Owners of record at the close of business on the record date are entitled to one vote on each matter submitted to a vote at the meeting for each share of common stock owned.

What constitutes a quorum at the meeting?

In order to conduct business at the meeting, a quorum must be present. A majority of the outstanding shares of our common stock present in person or represented by proxy at the meeting will constitute a quorum. Consistent with applicable state law and our Certificate of Incorporation and Bylaws, we will treat all shares present in person or represented by proxy at the meeting, as shares present or represented by proxy at the meeting for purposes of determining a quorum.

Shares represented by proxy or ballots marked "WITHHOLD AUTHORITY" for all nominees on Item 1 or "ABSTAIN" on Item 2 will be treated as shares present in person or represented by proxy at the meeting for purposes of determining a quorum.

Shares held in "street name" by brokers (meaning shares held in the name of brokers or their nominees but actually owned by the brokers' customers) that are present or represented at the meeting but are not voted by such brokers, for any reason (so-called "broker non-votes"), will be treated as shares present in person or represented by proxy at the meeting for purposes of determining a quorum on that item or matter, but will not be treated as shares voting on that item or matter.

How many votes are required for the election of directors?

The affirmative vote of a plurality of the shares present in person or represented by proxy at the meeting and voting on Item 1, Election of Directors, is required for the election of a director. A "plurality" means receiving a higher number of votes than any other candidate. In other words, the five nominees for Class C director receiving the most "FOR" votes will be elected as the five new directors of Class C and the nominee for Class A director receiving the most "FOR" votes will be elected as the one new director in Class A, regardless of the total number of shares voting or whether any or all such nominees receive a majority of all shares voted. Shares represented by proxy or ballots marked "WITHHOLD AUTHORITY" on Item 1, Election of Directors, will not have any direct effect on the election of directors or result in the defeat of any of the Board's nominees for director. However, under our majority voting policy, if any nominee receives a number of shares marked "WITHHOLD AUTHORITY" that is greater than one-half of the total number of shares that are outstanding and entitled to vote at the meeting in the election of directors, such nominee following his or her election will be required to submit a written resignation to the full Board. For more information on this policy, see "Election of Directors and Information with Respect to Directors and Officers" on page 4.

How many votes are required for the ratification of the selection of the independent auditor?

In accordance with our Bylaws, the affirmative vote of a majority of the votes cast by the holders of shares present in person or represented by proxy and entitled to vote thereon will be required for ratification of the selection of the independent public accounting firm, KPMG LLP, as our independent auditor. For purposes of determining ratification, shares represented by proxies or ballots marked "ABSTAIN" on Item 2, Ratification of Selection of Independent Auditor, will not be treated as having been voted on Item 2 and thus will have no effect on the outcome of this item. For purposes of assessing the significance of the shareholder vote, however, the Board may take cognizance of votes to "ABSTAIN" on Item 2.

How many votes are required for any other matter?

The affirmative vote of a majority of the votes cast by the holders of shares present in person or represented by proxy and entitled to vote thereon will be required for approval of any other matter that might be submitted to a vote at the meeting. (Under our Bylaws, at this time no additional matters may be submitted for consideration by shareholders at the upcoming meeting, other than procedural issues such as adjournment or continuation.) If any such other matter arises, any shares represented by proxies may be voted at the discretion of the attorneys-in-fact named in the proxies, to the extent permitted by law.

How do I submit my proxy?

If you are entitled to vote and wish to submit a proxy to vote at the meeting, you may do so by returning the enclosed proxy card by mail. If your shares are held by a broker or bank, you must follow the voting instructions on the form you receive from your broker or bank.

May I revoke my proxy?

Yes. If you execute a proxy card as solicited by this proxy statement, you have the power to revoke it prior to the voting of the proxy at the meeting. You may revoke your proxy by attending the meeting and voting your shares of stock in person, or by delivering, prior to the meeting, a written notice of revocation of proxy or a later-dated, properly executed proxy to our Corporate Secretary at the following address:

Mr. Gerard R. Bilodeau
Corporate Secretary
Arrow Financial Corporation
250 Glen Street
Glens Falls, New York 12801

How are proxies being solicited?

Proxies are being solicited by mail. They may also be solicited by our directors, officers and regular employees personally, or by telephone or electronic means, but, if so, those persons will receive no additional compensation for such services. We will bear all costs of soliciting the proxies. If we utilize the services of other financial institutions, brokerage houses, custodians, nominees or fiduciaries to solicit proxies, we will reimburse them for their out-of-pocket expenses.

PROPOSALS BY SHAREHOLDERS

May a shareholder raise a matter for consideration or nominate a person for election to the Board of Directors at the meeting?

Generally, shareholders may raise appropriate matters for consideration at an annual shareholders' meeting, and may submit their own nominees for election to the Board of Directors. However, in order to do so, shareholders must submit such matters for consideration and a vote by the Board of Directors for its review and approval on or before a deadline date, which precedes the mailing date of our annual meeting proxy statement, in accordance with the procedures described in the following paragraph. As of the date of this proxy statement, no shareholder has raised a matter for consideration or submitted a nominee for election to the Board at this year's annual meeting and the deadline for submissions has passed.

Under our Bylaws, any shareholder wishing to raise a matter for consideration and a vote by the shareholders or to nominate a person for election as director at an upcoming annual meeting of shareholders must deliver a written notice to the Corporate Secretary not less than <u>120 days</u> before the anniversary date of the prior year's annual meeting. Thus, for next year's annual meeting of shareholders (in 2008), the written notification must be received by the Corporate Secretary not later than December 27, 2007. (There are different rules if the date of any annual meeting is changed by more than 30 days from the date of the prior annual meeting.) The notice of any such matter must contain the information specified in the Bylaws, including name and address of the proposing shareholder, appropriate information regarding the matter sought to be presented or person proposed to be nominated, and the number of shares of common stock owned by the proposing shareholder.

In the alternative, if a shareholder wishes to have the Company include in the proxy statement for an annual meeting a proposal for consideration and vote by the shareholders or wishes to submit to the Board or the Compensation/Nomination Committee of the Board a potential candidate for the Committee or Board to consider in selecting its own nominees for director, the shareholder must comply with a different set of procedures, including different, earlier deadlines. See the following two questions.

What if shareholders wish to submit proposals for inclusion in our proxy statement?

If a shareholder wishes to have a particular proposal considered by the Board for inclusion in the Company's proxy statement for an annual meeting, the shareholder must satisfy the requirements established by the Securities and Exchange Commission (SEC). The particular rule, Rule 14a-8 under the Securities Exchange Act of 1934, requires that shareholders wishing to have a proposal included in the Company's proxy statement for an annual meeting of shareholders must submit their proposal in writing to the Company at least 120 days before the anniversary date of the *proxy statement mailing date* for the prior year's annual meeting. Thus, any shareholder wishing to submit a proposal for inclusion in the Company's proxy statement for next year's annual shareholders' meeting (in 2008) must deliver a proposal to the Corporate Secretary, at the address listed on the previous page, no later than November 24, 2007. (There are different rules if the date of the proxy statement mailing date is changed by more than 30 days from the date of the prior proxy statement mailing date.) The notice must satisfy the SEC rules, including a clear description of the proposal, a brief statement supporting the proposal and all required information about the proposing shareholder.

May shareholders submit recommendations to the Board for its nominees for director?

Shareholders may submit to the Compensation/Nomination Committee and the Board of Directors recommendations on candidates for the Committee and Board to consider in selecting its own nominees for director. For further information on the nomination process, see "Director Nomination Process – Shareholder Submissions of Candidates" on page 11.

PRINCIPAL SHAREHOLDERS OF THE COMPANY

To the knowledge of the Board of Directors, no one person or group of persons acting in concert beneficially owned more than 5 percent of the outstanding shares of our common stock as of March 2, 2007, the record date for the meeting.

Our subsidiary, Glens Falls National Bank and Trust Company, in its capacity as fiduciary of numerous Trust Department accounts, including as trustee of our Employee Stock Ownership Plan ("ESOP"), held 1,462,612 shares of our common stock, or 13.80 percent of the total outstanding shares on March 2, 2007. Glens Falls National Bank and Trust Company was the beneficial owner of only a relatively small number of these shares, however, as other persons (e.g., the ESOP participants) had the sole power to vote and/or direct the disposition of most of these shares. As a result, Glens Falls National Bank and Trust Company did not beneficially own more than 5 percent of the outstanding shares of our common stock on that date.

ITEM 1. ELECTION OF DIRECTORS AND
INFORMATION WITH RESPECT TO DIRECTORS AND OFFICERS

The first item to be acted upon at the meeting is the election of five directors to Class C (the class whose term expires at this meeting) and one director to Class A of our Board of Directors.

Upon recommendation by the Board's Compensation/Nomination Committee, the Board has nominated   Jan-Eric O. Bergstedt, Herbert O. Carpenter, Gary C. Dake, Mary-Elizabeth T. FitzGerald, and Thomas L. Hoy for election to Class C of the Board of Directors, each to hold office for a term of three years or until his or her successor shall be duly elected and qualified; and John J. Murphy for election to Class A for a term of one year or until his successor shall be duly elected and qualified. Each of the nominees is currently serving as a director having been elected by our shareholders, except for Mr. Carpenter who has served as a director of the Company's subsidiary, Glens Falls National Bank and Trust Company since 2004, and Mr. Murphy, who served as Executive Vice President, Treasurer and Chief Financial Officer of the Company and Senior Executive Vice President, Treasurer and Chief Financial Officer of Glens Falls National Bank and Trust Company through his retirement on December 31, 2006, and as a director of Glens Falls National Bank since 2003. Mr. Murphy is being nominated to fill the vacancy in Class A resulting from the mandatory retirement from the Board at age 72 of Michael F. Massiano, long-time director and former Chief Executive Officer of the Company.

Under our Certificate of Incorporation and Bylaws, the Board of Directors is divided into three classes, one class to be elected each year for a term of three years. The total number of directors is as specified from time to time in our Bylaws. The Bylaws will be amended as of the date of the meeting to increase the number of directors from twelve to thirteen.

Directors will be elected by a plurality of the shares voted at the meeting, meaning the nominees receiving the most "FOR" votes for the available seats will be elected. Because for the election of directors at this year's meeting there are only as many nominees as there are directors to be elected, each nominee is assured of election regardless of how many votes are cast in favor of the nominee ("FOR") as opposed to against the nominee ("WITHHOLD AUTHORITY"). Under the majority voting policy in the Company's Corporate Governance Guidelines, however, if an election of directors is uncontested (as will be the case at this year's meeting), any nominee for director who receives a negative vote ("WITHHOLD AUTHORITY") from the holders of a number of shares exceeding fifty percent (50%) of the total number of shares that are outstanding and entitled to vote in such election, must tender his or her resignation as director for consideration by the Compensation/Nomination Committee of the Board, even though such nominee has technically been elected a director. Under the policy, the Committee would evaluate any such tendered resignation and make a recommendation to the Board on appropriate action whereupon the Board would take such action with respect to the resignation, as it deemed appropriate, taking into account the best interests of the Company and its shareholders.

All proxies which are timely received by the Corporate Secretary in proper form prior to the election of directors at the meeting, and which have not been revoked, will be voted "FOR" the Board's nominees described above (unless any nominee is unable to serve or, for good cause, refuses to serve), subject to any specific voting instructions received with any proxy, including the direction to "WITHHOLD AUTHORITY" to vote for any one or more nominees.

Each of the nominees has consented to being named in this proxy statement and to serve if elected, and the Board knows of no reason to believe that any nominee will decline or be unable to serve if elected.

The Board recommends a vote "FOR" each of the nominees for election as director, which is Item 1 on the proxy card.

The table below provides information on each of the Board's nominees and the other incumbent directors of Arrow and on each of the executive officers of Arrow who are not also directors:

NOMINEES FOR DIRECTOR AND DIRECTORS CONTINUING IN OFFICE

Name and Principal Occupation (a)(b)(c)	Age	Director of Arrow Since	Shares of Arrow Common Stock Beneficially Owned As of December 31, 2006 (d)	
			Number	Percent
Nominees for Director				
Class C (Terms to Expire in 2010)				
Jan-Eric O. Bergstedt (e) Formerly Vice President, Kadant, Inc. and President, AES Engineered Systems (suppliers of papermaking machinery) – Retired 2002	71	1999	6,615 (1)	__
Herbert O. Carpenter (f) President, & CEO, Northeast Printing and Distribution Company (commercial printing, publishing, mailing, fulfillment and distribution services)	69	__	4,267 (2)	__
Gary C. Dake (e) President, Stewart's Shops Corp. (regional chain of convenience stores)	46	2003	6,145 (3)	__
Mary-Elizabeth T. FitzGerald (e) Formerly Executive Director, Tri-County United Way – Retired 1998	67	2001	6,732 (4)	__
Thomas L. Hoy (e) Chairman, President & CEO, Arrow and Glens Falls National Bank and Trust Company	58	1996	228,310 (5)	2.13
Class A (Term to Expire in 2008)				
John J. Murphy (g) Executive Vice President, Treasurer & CFO of Arrow and Senior Executive Vice President & CFO of Glens Falls National Bank and Trust Company (Retired December 31, 2006)	55	__	144,882 (6)	1.36
Directors Continuing in Office				
Class A (Terms Expiring in 2008)				
Kenneth C. Hopper, M.D. Vice Chairman of the Board, Arrow; Chairman & CEO, Northeastern Toxicology Laboratory (national human toxicology laboratory)	68	1983	83,679 (7)	__
Elizabeth O'C. Little New York State Senator, 45th District (since 2003); Previously, New York State Assemblywoman, 109th District	66	2001	4,428 (8)	__
Richard J. Reisman, D.M.D. Oral & Maxillofacial Surgeon, Glens Falls, NY; Chairman, Section of Dentistry, Glens Falls Hospital	61	1999	13,954 (9)	__

NOMINEES FOR DIRECTOR AND DIRECTORS CONTINUING IN OFFICE (Continued)

Name and Principal Occupation (a)(b)(c)	**Age**	**Director of Arrow Since**	**Shares of Arrow Common Stock Beneficially Owned As of December 31, 2006** (d)	
			Number	**Percent**
Directors Continuing in Office Class B (Terms Expiring in 2009)				
John J. Carusone, Jr. Attorney, Carusone & Carusone, Saratoga Springs, NY	65	1996	4,569 (10)	—
Michael B. Clarke Formerly President & CEO, Lone Star Industries (cement manufacturer) - Retired 2005	60	2006	24,155 (11)	—
David G. Kruczlnicki President & CEO, Glens Falls Hospital (regional medical center)	54	1989	33,324 (12)	—
David L. Moynehan President, Riverside Gas & Oil Co., Inc. (oil distributorship)	61	1987	27,486 (13)	—

Name and Principal Occupation (a)(b)(c)	**Age**	**Shares of Arrow Common Stock Beneficially Owned As of December 31, 2006 (d)**	
		Number	**Percent**
Other Executive Officers			
John C. Van Leeuwen Senior Vice President & Chief Credit Officer of Arrow and Executive Vice President & Chief Credit Officer of Glens Falls National Bank and Trust Company	63	50,086 (14)	—
Gerard R. Bilodeau Senior Vice President & Corporate Secretary of Arrow and Senior Vice President & Cashier of Glens Falls National Bank and Trust Company	60	81,025 (15)	—
Terry R. Goodemote (h) Senior Vice President, Treasurer and Chief Financial Officer of Arrow and Glens Falls National Bank and Trust Company, since January 1, 2007; previously Senior Vice President and Accounting Division Head of Glens Falls National Bank and Trust Company	43	8,808 (16)	—
Shares of Arrow Common Stock Beneficially Owned as of December 31, 2006 By All 17 Directors, Nominees and Executive Officers as a Group		801,499 (17)	7.39

Explanatory Notes - Nominee for Director, Directors Continuing in Office and Executive Officer Table:

(a)   All current directors of Arrow also serve as directors of its principal subsidiary bank, Glens Falls National Bank and Trust Company, except for Messrs. Carusone and Dake who also serve as directors of Arrow's other subsidiary bank, Saratoga National Bank and Trust Company. Of the nominees and directors continuing in office, only Mr. Hoy is currently an officer or employee of Arrow or its subsidiaries, although Mr. Murphy formerly served as Executive Vice President, Treasurer and Chief Financial Officer of Arrow and Senior Executive Vice President and Chief Financial Officer of Glens Falls National Bank and Trust Company and continues to provide consulting services to Arrow under a Consulting Agreement with the Company. See "Compensation of Directors" on page 30.

(b)   The business experience of each nominee and director during the past five years was that typical to a person engaged in the principal occupation or business listed for each during that period. Except as noted, each of the nominees and directors continuing in office has been principally engaged for the past five years in the business or businesses listed for each.

(c)   No family relationship exists between any two or more of the nominees, directors or executive officers of Arrow or its subsidiaries, except that David L. Moynehan, a director of Arrow, is related to John J. Murphy, former Executive Vice President, Treasurer & Chief Financial Officer of Arrow and a nominee for director of Arrow, by virtue of the fact that Mr. Moynehan's wife and Mr. Murphy's wife are sisters.

(d)   Beneficial ownership of shares, determined in accordance with applicable SEC rules, includes shares as to which a person, directly or indirectly, has or shares voting power and/or investment power, and all shares that the person has a right to acquire within 60 days of the reporting date. Unless otherwise noted below, each listed individual was sole beneficial owner of all shares identified as owned by each. Percentage ownership is listed only for those who beneficially owned at least one percent (1%) of the outstanding shares of Arrow common stock on the reporting date.

(e)   Each of the incumbent Class C directors has served as a director of Arrow for at least one full 3-year term. On the basis of their prior service, the incumbents were recommended for re-nomination as Class C directors by the Compensation/Nomination Committee. The Board unanimously adopted the Committee's recommendation.

(f)   Mr. Carpenter has served as a director of our subsidiary bank, Glens Falls National Bank and Trust Company, since July 2004, and in that capacity is well known to our directors and senior management. In June 2006, the Compensation/Nomination Committee, as part of its regular review of potential new director candidates, suggested that CEO Hoy discuss with Mr. Carpenter his interest in serving on the Arrow Board as well. After further review and discussion by the Committee, in January 2007 the Committee recommended to the Board that Mr. Carpenter be nominated for election as a Class C director at the 2007 annual meeting of shareholders. The Committee's recommendation was unanimously adopted by the Board.

(g)   Mr. Murphy retired from his position as Executive Vice President, Treasurer and Chief Financial Officer of Arrow and Senior Executive Vice President and Chief Financial Officer of Glens Falls National Bank and Trust Company on December 31, 2006. He had served as Chief Financial Officer of Arrow since its formation in 1983 and had worked for Glens Falls National Bank since 1973. Mr. Murphy became a director of Glens Falls National Bank and Trust Company in 2003 and continues to serve in such position. He is also serving as a part-time consultant to Arrow under a three-year consulting agreement expiring on December 31, 2009, which is further described under the heading "Agreements With Executive Officers" on page 29. In June 2006, the Compensation/Nomination Committee, as part of its regular review of potential new director candidates, suggested that CEO Hoy discuss with Mr. Murphy his interest in serving on the Arrow Board. After further review and discussion by the Committee, in January 2007 the Committee recommended to the Board that Mr. Murphy be nominated for election as a Class A director of Arrow at the 2007 annual meeting of shareholders, to fill the vacancy created by the mandatory retirement from the Board of Michael F. Massiano at age 72. The Committee's recommendation was unanimously adopted by the Board.

(h)   Mr. Goodemote was appointed the Chief Financial Officer, Treasurer and Senior Vice President of Arrow and Glens Falls National Bank effective January 1, 2007. Mr. Goodemote has been with the Company since 1992, and prior to his recent promotion had served as Senior Vice President and Head of the Accounting Division of Glens Falls National Bank and Trust Company since September 2005. Prior to joining the Company, Mr. Goodemote served as the Audit and Accounting Manager for a regional accounting firm located in Glens Falls, New York.

Beneficial Ownership Notes - Nominee for Director, Directors Continuing in Office and Executive Officer Table:

(1)   Includes 4,296 shares held directly by Mr. Bergstedt, and 2,319 shares held in Mr. Bergstedt's stock plan account held under the Director, Officer and Employee Stock Purchase Plan (any such a "Stock Plan Account").

(2)   Includes 280 shares held directly by Mr. Carpenter, and 3,987 shares held in Mr. Carpenter's Stock Plan Account.

(3)   Includes 2,242 shares held directly by Mr. Dake, and 3,903 shares held in Mr. Dake's Stock Plan Account.

(4)   Includes 6,196 shares held directly by Mrs. FitzGerald, and 536 shares held in Mrs. FitzGerald's Stock Plan Account.

(5)   Includes 76,252 shares held directly by Mr. Hoy, 419 shares held in Mr. Hoy's Stock Plan Account, 32,227 shares held in Mr. Hoy's account under Arrow's ESOP, 2,420 shares held directly by Mr. Hoy's wife, 335 shares held in Mr. Hoy's Simplified Employee Pension Plan account, 109,420 shares subject to exercisable options received by Mr. Hoy under Arrow's compensatory stock plans, and 7,237 shares subject to exercisable options received by Mr. Hoy under Arrow's compensatory stock plans and transferred by Mr. Hoy to a family trust.

(6)   Includes 14,793 shares held directly by Mr. Murphy, 31,626 shares held jointly by Mr. Murphy with his wife, 2,468 shares held jointly with his wife in Mr. Murphy's Stock Plan Account, 30,744 shares held in Mr. Murphy's account under Arrow's ESOP, and 65,251 shares subject to exercisable options received by Mr. Murphy under Arrow's compensatory stock plans.

(7)   Includes 57,160 shares held directly by Dr. Hopper, 4,043 shares held in Dr. Hopper's Stock Plan Account, 22,432 shares held in a trust controlled by Dr. Hopper, and 44 shares held by a company that Dr. Hopper controls.

(8)   Includes 4,143 shares held directly by Senator Little, and 285 shares held in Senator Little's Stock Plan Account.

(9)   Includes 7,908 shares held directly by Dr. Reisman, 5,704 shares held in Dr. Reisman's Stock Plan Account, and 342 shares held directly by Dr. Reisman's wife.

(10)   Includes 4,085 shares held directly by Mr. Carusone, and 484 shares held in Mr. Carusone's Stock Plan Account.

(11)   Includes 1,502 shares held directly by Mr. Clarke, and 22,653 shares held directly by Mr. Clarke's wife.

(12)   Includes 2,419 shares held directly by Mr. Kruczlnicki, and 30,905 shares held in Mr. Kruczlnicki's Stock Plan Account.

(13)   Includes 19,697 shares held directly by Mr. Moynehan, 2,483 shares held in Mr. Moynehan's Stock Plan Account, and 5,306 shares held jointly by Mr. Moynehan with his wife.

(14)   Includes 4,080 shares held directly by Mr. Van Leeuwen, 13,473 shares held in Mr. Van Leeuwen's account under Arrow's ESOP, and 32,533 shares subject to exercisable options received by Mr. Van Leeuwen under Arrow's compensatory stock plans.

(15)   Includes 16,174 shares held directly by Mr. Bilodeau, 2,560 shares held jointly with his wife in Mr. Bilodeau's Stock Plan Account, 24,059 shares held in Mr. Bilodeau's account under Arrow's ESOP, and 38,232 shares subject to exercisable options received by Mr. Bilodeau under Arrow's compensatory stock plans.

(16)   Includes 929 shares held directly by Mr. Goodemote, 206 shares held as custodian for his children, 608 shares held in Mr. Goodemote's Stock Plan Account, 4,597 shares held in Mr. Goodemote's account under Arrow's ESOP, and 2,468 shares subject to exercisable options received by Mr. Goodemote under Arrow's compensatory stock plans.

(17)   Includes i) an aggregate of 255,141 shares subject to exercisable options held by such persons, which they received under Arrow's compensatory stock plans, and ii) shares beneficially owned by any directors or executive officers who are retiring at or before the annual meeting. As of the annual meeting, Director Massiano is retiring from the Board. Mr. Massiano beneficially owns 73,034 shares, including 43,735 shares held directly by Mr. Massiano and 29,299 shares held directly by Mr. Massiano's wife.

CORPORATE GOVERNANCE

Board Independence

Our Board of Directors currently comprises twelve directors and will be expanded to include a thirteenth director at the meeting. Under the listing standards of the National Association of Securities Dealers, Inc. (NASD), a majority of the members of the full Board must qualify as "independent" as defined in those standards. The Board of Directors determined at a meeting on January 24, 2007, that, based on the information available to it, the following nine directors then qualified as independent directors: Directors Bergstedt, Carusone, Clarke, Dake, FitzGerald, Hopper, Kruczlnicki, Little and Reisman. All nine of these directors are either up for re-election at the meeting or will continue in office after the meeting. Thus, the Company's Board now satisfies, and after the meeting will continue to satisfy, the NASD requirement that a majority of the Board be independent. In addition, the Board determined that nominee Carpenter will, if elected, qualify as an independent director. Director Hoy is not independent due to his CEO position with the Company. If nominee Murphy is elected to the Board, he too will not be independent, due to his prior service as Company CFO and to his continuing service as a consultant to the Company. The Board was unable to determine that Director Moynehan was independent due to his familial relationship with former Chief Financial Officer Murphy, described in Explanatory Note (c) on page 7.

In making independence determinations for the individual directors, the Board considers transactions and relationships between the Company and its subsidiaries, on the one hand, and the director and his or her immediate family and controlled businesses, on the other. The purpose of this review is to determine whether any such transactions or relationships (i) may cause the director not to meet the objective requirements for independence established under the NASD's listing standards or the SEC's rules, if applicable, or (ii) are otherwise sufficiently material such that the Board, in its subjective judgment, is unable to conclude that the director is independent. The types of transactions and relationships that might cause a director not to qualify as independent under the NASD's standards or not to be deemed independent by the Board in the exercise of its subjective judgment are not necessarily the same types of transactions and relationships that are required to be disclosed elsewhere in this proxy statement or in other reports filed by us with the SEC.

In making determinations about the independence of directors and nominees, the Compensation/Nomination Committee and the Board considered not only the objective standards that directors must meet under the NASD's standards in order to qualify as independent, but also a variety of subjective factors including: i) business relationships between the director or nominee or the director's or nominee's interests and the Company, even if such relationships do not exceed the dollar threshold which may disqualify the director from being independent, including those relationships disclosed under the heading "Transactions with Directors, Officers and Associated Persons" on page 36, ii) personal relationships between the director or nominee and Company management (such as long-standing social or organizational ties), and iii) charitable contributions made by the Company or its management to the director or nominee's interests. Thus, in assessing the independence of Director Gary C. Dake, the Committee and the Board considered the business transactions in 2006 between Arrow and Stewart's Shops Corp., of which Director Dake is President, and which are discussed on page 36, and determined that these transactions were below the objective dollar threshold established by the NASD for determining when a director may cease to be independent, and are otherwise not material in amount to either Arrow or to Stewart's. In assessing the independence of Director John J. Carusone, Jr., the Committee and the Board considered payments made in 2006 by Saratoga National Bank and Trust Company to Mr. Carusone's law firm for legal services rendered by the firm to Saratoga National Bank and determined that those payments were far below the NASD's objective limit for independence and otherwise were not material in amount and did not impact the independence of the director. In assessing the independence of director nominee Herbert O. Carpenter, the Committee and the Board considered payments made in 2006 by Glens Falls National Bank and Trust Company to Northeast Printing and Distribution Co., of which Mr. Carpenter is the President, for printing and advertising services, and determined that those payments were far below the NASD's objective limit for independence and otherwise were not material in amount and did not affect the independence of the nominee.

Meetings of the Board of Directors; Director Attendance at Meetings

In 2006, the Board of Directors of Arrow met six times. During the year, each of the directors attended at least 75 percent of the total number of meetings of both the Board and all committees of the Board on which the director served. Although Arrow has not adopted a formal policy regarding directors' attendance at the annual meeting of shareholders, all directors are encouraged to attend. Eleven of our twelve directors attended last year's annual meeting of shareholders. When the Board's Compensation/Nomination Committee evaluates incumbent directors in determining whether to recommend them for re-nomination, it takes into consideration their attendance record at meetings of the Board and committees of the Board on which they served, as well as annual shareholders' meetings.

Board Committees

The Audit Committee, currently consisting of Directors Bergstedt, Clarke, Hopper, Kruczlnicki and Reisman, met five times during the last fiscal year. Director Bergstedt serves as Chairman. The Board of Directors determined at a meeting on January 24, 2007, that, based on the information then available to it, Directors Clarke and Kruczlnicki each qualified as an "audit committee financial expert" as defined in the rules of the SEC. All members of the Audit Committee must meet the NASD's standards for independent directors and the SEC's more rigorous standards for independent audit committee members. The Board determined at its January 24, 2007 meeting that each of the members of the Audit Committee qualifies as independent both under the listing standards of the NASD and under the SEC's more rigorous independence requirements. The Audit Committee oversees the Company's accounting, auditing and financial reporting and is responsible for the oversight and control of the relationship between the Company and its independent auditor. The Committee causes suitable audits and examinations to be made, reviews the adequacy of internal controls and procedures, and makes recommendations and reports to the full Board of Directors. In accordance with applicable rules, the Committee must specifically approve in advance all services performed by the independent auditor, including audit and audit-related services and non-audit services. For additional information, see "Report of the Audit Committee" on page 28. A copy of the current Audit Committee Charter may be found on our website at *www.arrowfinancial.com* under the link "Corporate Governance."

The Compensation/Nomination Committee, currently consisting of Directors Bergstedt, Carusone, Dake, FitzGerald, Hopper, Kruczlnicki and Little, met three times during the last fiscal year. Director Hopper serves as Chairman. All members of the Compensation/Nomination Committee must meet the NASD's standards for independent directors. The Board of Directors determined at a meeting on January 24, 2007, that based on the information then available to it, each member of the Committee qualifies as independent under the listing standards of the NASD. The Compensation/Nomination Committee reviews, not less often than annually, all compensation arrangements and benefit plans covering our executive officers and key employees. The Committee makes or approves all significant decisions on the compensation of executive officers, including the Chief Executive Officer. For more information on the Committee's involvement with executive compensation, see the section of this proxy statement entitled "Compensation Discussion and Analysis" beginning on page 18. The Committee also makes recommendations to the full Board regarding those individuals the Committee believes are appropriate candidates for nomination as director at shareholder meetings or for appointment to vacant or newly created Board seats. A shareholder may recommend a candidate for consideration by the Committee as a nominee for director. For more information on the director nomination process and how a shareholder may participate in that process see "Director Nomination Process – Shareholder Submissions of Candidates" on page 11. A copy of the current Compensation/Nomination Committee Charter may be found on our website at *www.arrowfinancial.com* under the link "Corporate Governance."

In addition to regular Board and Committee meetings, the non-management members of the Board meet in executive session at least twice each year without any current or former members of management being present. A presiding director chairs the executive sessions. In 2006, Director Hopper was the presiding director.

Communications with the Board of Directors

Shareholders may communicate to our Board of Directors any concerns they have as Arrow shareholders by submitting typed or handwritten communications to the following address: Board of Directors – Shareholder Communications, c/o Corporate Secretary, Arrow Financial Corporation, 250 Glen Street, Glens Falls, New York 12801. The Corporate Secretary's Office will review all communications and will timely advise the Board of any communication that the Corporate Secretary determines to be of a serious nature. Periodically, the Corporate Secretary will summarize all shareholder communications received, including those deemed less serious, and will make all such communications available for the directors' review. In order to efficiently process all shareholder communications, the Corporate Secretary, with the Board's approval, may seek the assistance of appropriate Company employees or outside counsel or advisers in reviewing and evaluating particular communications. In all cases, the complete text of shareholder communications will be made available for review by the directors in an appropriate and timely manner.

In addition, shareholders may contact any individual director or directors or any particular committee of the Board by submitting typed or handwritten communications to the attention of the particular director(s) or the particular committee(s) at the following address: Shareholder Communications, c/o Corporate Secretary, Arrow Financial Corporation, 250 Glen Street, Glens Falls, New York 12801. Shareholder communications to a particular director(s) or committee(s) will be forwarded directly to the appropriate director(s) or committee(s) by the Corporate Secretary.

Director Nomination Process

The Compensation/Nomination Committee in accordance with the policies and principles in its charter identifies and recommends to the full Board suitable nominees for directorship, including re-nomination of incumbent directors. In making its recommendations, the Committee considers any nominee proposals received by it from shareholders under the procedures outlined below (see following section, "Shareholder Submissions of Candidates"). In reaching a decision on individual candidates, the Committee evaluates whether the individual's knowledge, experience, skill and expertise may enhance the Board's oversight and direction of the business of the Company. In addition, the Committee considers other factors including an individual's personal character, integrity, financial acumen and prior experience as a director. The Committee seeks a diversity of backgrounds, occupations, viewpoints and gender, as well as a balance among age groups from those who are in mid-career to those nearing or recently entered into retirement. Generally, the Committee will not recommend a new candidate for nomination unless the individual has demonstrated notable leadership and accomplishment in business, the professions, higher education, politics or cultural endeavors. The Committee believes directors should be drawn from the communities served by the Company. In the case of incumbent directors, the Committee considers the incumbent's past performance as a director of Arrow and its subsidiaries. Generally, the Committee does not recommend for nomination individuals who are concurrently serving as a director of more than two other public companies.

In addition to reviewing suggestions received from shareholders regarding nominee candidates, the Committee regularly conducts its own search protocols to identify new candidates for director and also seeks suggestions periodically from management. The Committee applies the same screening process to all suggested candidates, regardless of the source. Often the Committee defers consideration of a candidate until a later time period, depending upon the current and anticipated future constitution of the Board.

The Board of Directors gives substantial weight to the recommendations of the Compensation/Nomination Committee in selecting nominees for election as directors of Arrow and in its appointment of interim directors. Under normal circumstances, the Board will not select nominees, including incumbent directors, who have not been recommended by a majority of the members of the Compensation/Nomination Committee, exclusive of the nominee, if he or she serves on such committee. For information regarding the decision of the Committee and Board to select and recommend this year's nominees, please see Notes (f) and (g) on page 7.

Shareholder Submissions of Candidates. The Compensation/Nomination Committee has adopted a policy governing submissions by shareholders of candidates for the Committee to consider in making its recommendations to the full Board on nominees for director. The policy also governs the Committee's consideration of such candidates. All candidate submissions must be in writing and addressed to the following address: Corporate Secretary, Arrow Financial Corporation, 250 Glen Street, Glens Falls, New York 12801, Attn: Shareholder Submissions of Director Candidates. A copy of the policy governing shareholder submissions may be obtained from the Corporate Secretary at the same address.

Shareholder submissions must contain certain information about the candidate, including a brief biography and business background. The required information for submissions is described in detail in the policy. If a shareholder submitting a candidate owns Arrow shares beneficially but not of record, the submission must include suitable evidence of such beneficial ownership. The Committee may utilize appropriate Company employees or outside advisers to assist it in screening and analyzing shareholder submissions.   All candidates properly submitted will be considered by the Committee, although in cases where the candidate is deemed not suitable, the consideration may be perfunctory and, even in cases where serious consideration is deemed warranted, that consideration may be deferred until a later date that the Committee believes is more appropriate.

Shareholders also may act directly to nominate their own candidates for director to be voted upon by shareholders at the annual meeting, without submitting the candidates to the Compensation/Nomination Committee for possible nomination by the Board in the manner described in the preceding paragraphs.   Any such direct nominations by shareholders are subject to the procedures set forth in our Bylaws, including minimum advance notice. For more information, see "PROPOSALS BY SHAREHOLDERS" on page 3**.**

Director and Officer Liability Insurance

Arrow has for many years maintained directors' and officers' liability insurance coverage. Our current insurance coverage was purchased from Vigilant Insurance Company on November 15, 2006 and has an annual premium of $57,000. The coverage, subject to a number of standard exclusions and certain deductibles, indemnifies the directors and officers of Arrow and its subsidiaries against liabilities and losses incurred in the performance of their duties. In the preceding ten years, no payments have been made pursuant to this coverage to, or on behalf of, any directors or officers of Arrow, nor have any claims for reimbursement been made under the policy.

Section 16(a) Beneficial Ownership Reporting Compliance

Arrow's executive officers and directors, as well as any 10% shareholders, are required by Section 16(a) of the Securities Exchange Act of 1934 to file reports with the SEC from time-to-time regarding their ownership of our stock, including changes in their stock ownership. Copies of these reports are also filed with us. Based solely on our review of these reports, together with written statements received from certain officers and directors regarding their not being required to file any such reports, all of our executive officers and directors complied on a timely basis with all Section 16(a) reporting requirements in 2006.

EXECUTIVE COMPENSATION

The following table sets forth information concerning total compensation and compensatory awards received in 2006 by the Chief Executive Officer and each other executive officer of the Company whose total compensation exceeded $100,000 in 2006:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
		(a)	(b)		(c)		(d)	(e)	(f)
Thomas L. Hoy Chairman, President & Chief Executive Officer	2006	$370,000	_	_	$610	_	$76,771	$223,188	$670,569
John J. Murphy (1) Executive Vice President, Treasurer & CFO	2006	$211,016	_	_	_	_	$26,682	$242,661	$480,359
John C. Van Leeuwen Senior Vice President & Chief Credit Officer	2006	$146,000	_	_	$427	_	$67,528	$8,350	$222,305
Gerard R. Bilodeau Senior Vice President & Corporate Secretary	2006	$103,991	_	_	$183	_	$27,469	$131,062	$262,705
Terry R. Goodemote (1) Senior Vice President & Accounting Division Head	2006	$98,000	_	_	$366	_	$3,511	$4,153	$106,030

Notes to Summary Compensation Table (note references are to columns):

(1)   Mr. Murphy served as the Company's CFO through December 31, 2006, when he retired. On January 1, 2007, Mr. Goodemote began serving as the Company's CFO.

(a)   Salary: Represents base salary, including amounts that are deferred at the election of the executive under the Company's 401(k) plan or otherwise. In 2006, Mr. Hoy deferred a total of $15,868 under the Company's 401(k) Plan and $26,000 under the Senior Officers Deferred Compensation Plan; Mr. Van Leeuwen deferred a total of $13,047 under the 401(k) Plan; and Mr. Bilodeau deferred a total of $10,210 under the 401(k) Plan.

(b)   Bonus: Represents cash bonus for the year under Arrow's Short-Term Incentive Award Plan whether the amount is paid currently to the executive or deferred at his election. Under the Plan, annual bonuses may be paid to executives and other key employees if certain pre-established financial goals for the year are met. The Compensation/Nomination Committee sets the performance goals each year, and, if those goals are met, determines individual bonuses at year-end. No bonuses were paid under the plan in 2006**.**

(c)   Option Awards: Represents the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123(R), for stock options awarded to or held by the executive during 2006 that were amortized in whole or in part during 2006. All dollar amounts listed for the named executives represent the amortization amounts for options awarded to the executives at year-end 2006. Assumptions used in the calculation of amortization amounts are included in Note 1 to the Company's audited financial statements for the fiscal year ended December 31, 2006 included in the Company's Annual Report on Form 10-K.

Notes to Summary Compensation Table (continued):

(d) Change in Pension Value: Represents the actuarial increase during 2006 in the present value of the executive's retirement benefits under qualified pension plans and nonqualified deferred compensation plans established by the Company, determined using interest rate and mortality rate assumptions consistent with those used in the Company's financial statements. There were no above-market or preferential earnings on nonqualified deferred compensation amounts for the named executives. The increase in present value of retirement benefits reported for each of the named executives includes: for Mr. Hoy, $9,365 under the Company's Employees' Pension Plan ("Pension Plan") and $67,406 under the Company's Select Executive Retirement Plan ("SERP"); for Mr. Murphy, $20,570 under the Pension Plan and $6,112 under the SERP; for Mr. Van Leeuwen, $67,528 under the Pension Plan; for Mr. Bilodeau, $27,237 under the Pension Plan and $232 under the SERP; and for Mr. Goodemote, $3,511 under the Pension Plan.

(e) All Other Compensation: Includes (i) the value of certain additional benefits paid to the executive during the year (so-called "perquisites"), if the aggregate value of these perquisites exceeded $10,000, (ii) the dollar value of the Company's contributions to the Employee Stock Ownership Plan ("ESOP") during the year for the executive, (iii) specified premiums paid by Arrow on certain life insurance arrangements specifically benefiting the executive, (iv) the dollar value of the discount in the share price for all Arrow shares purchased during the year by the executive under the Company's Director, Officer and Employee Stock Purchase Plan ("Stock Purchase Plan"), (v) payments received during the year by the executive under the Company's Profit Sharing Plan, (vi) any compensation income realized by the executive upon exercise of non-qualified stock options during the year, and (vii) the dollar amount or value of any retirement awards made to the executive during the year other than under the Company's qualified retirement plans or nonqualified SERP. In 2006, no executive received more than $10,000 in perquisites. Other Compensation reported for 2006 for each of the named executive officers includes: for Mr. Hoy, $4,437 under the Company's ESOP, $15,514 in premiums for term or whole life insurance, $276 of discount in share price for shares purchased under the Stock Purchase Plan, and $202,961 of compensation income realized upon exercise of non-qualified stock options; for Mr. Murphy, $4,256 under the Company's ESOP, $2,186 in premiums for term life insurance, $32 of discount in share price for shares purchased under the Stock Purchase Plan, $4,154 under the Company's Profit Sharing Plan, $210,990 of compensation income realized upon exercise of non-qualified stock options, and $21,027 in retirement awards received upon his year-end retirement (including the right to retain the company automobile previously used by him having a current market value of $19,927), plus $16 in related tax payments; for Mr. Van Leeuwen, $3,229 under the Company's ESOP, $2,313 in premiums for term life insurance, and $2,808 under the Company's Profit Sharing Plan; for Mr. Bilodeau, $2,826 under the Company's ESOP, $1,129 in premiums for term life insurance, $32 of discount in share price for shares purchased under the Stock Purchase Plan, $1,486 under the Company's Profit Sharing Plan, and $125,589 of compensation income realized upon exercise of non-qualified stock options; and Mr. Goodemote, $1,977 under the Company's ESOP, $228 in premiums for term life insurance, $63 of discount in share price for shares purchased under the Stock Purchase Plan, and $1,885 under the Company's Profit Sharing Plan.

NONQUALIFIED DEFERRED COMPENSATION TABLE

The Company has a Senior Officers Deferred Compensation Plan (the "Officers' Deferral Plan") under which executive officers of the Company may elect to defer all or a portion of the salary or bonus payments otherwise receivable by them until retirement and to receive interest on deferred amounts at a rate equal to the highest rate currently being paid by the Company's principal subsidiary bank on its individual retirement accounts. In 2006, applicable rates ranged from 4.16% to 5.06%.

The following table sets forth information with respect to amounts deferred by the named executive officers under the Officers' Deferral Plan, including amounts earned on deferrals or distributed to the officers out of the plan.

Name	Executive Contributions in 2006 (a)	Registrant Contributions 2006	Aggregate Earnings 2006 (b)	Aggregate Withdrawals/ Distributions	Aggregate Balance at 12/31/2006 (c)
Thomas L. Hoy	$26,000	-	$13,755	-	$318,288
John J. Murphy (Retired)	-	-	-	-	-
John C. Van Leeuwen	-	-	-	-	-
Gerard R. Bilodeau	$9,375	-	$3,639	-	$81,570
Terry R. Goodemote	-	-	-	-	-

Notes to Nonqualified Deferred Compensation Table (alphabetical note references are to columns):

(a)   The amount reported for each named executive officer includes: for Mr. Hoy, deferral of a portion of his salary otherwise payable in 2006 under the Officers' Deferral Plan, which was listed in the Salary column of the Summary Compensation Table of this proxy statement, and for Mr. Bilodeau, deferral of the entire amount of his bonus payment otherwise payable to him for 2005 under the Officers' Deferral Plan which was listed in the Bonus column of the Summary Compensation Table of the 2006 proxy statement.

(b)   The amount reported for each named executive officer represents: for Mr. Hoy, accrued interest on amounts previously deferred by him under the Officers' Deferral Plan; and for Mr. Bilodeau, accrued interest on amounts previously deferred by him under the Officers' Deferral Plan.

(c)   The amount reported for each named executive officer represents the year-end balance of such officer's account under the Officers' Deferral Plan.

GRANTS OF PLAN-BASED AWARDS TABLE

The following table sets forth information about compensatory stock-based awards granted to the named executive officers during 2006. All such grants during 2006 consisted of stock options to acquire the Company's common stock granted under the Company's 1998 Long Term Incentive Plan. All of the options were granted at an exercise price equal to the market price of the common stock on the date of grant. All of the options expire ten years after the date of grant and become exercisable in stages, i.e., 25% exercisable one year after the date of grant, 50% exercisable two years after the date of grant, 75% exercisable three years after the date of grant and 100% exercisable four years after the date of grant. The awards are subject to the recipient's continuing employment with the Company. Executives receive no dividends in connection with the shares subject to stock options until the options are exercised.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/Shares)	Grant Date Fair Value of Stock and Option Awards (a)
		Threshold	Target	Maximum	Threshold	Target	Maximum				
Thomas L. Hoy	11/29/2006	-	-	-	-	-	-	-	5,000	$24.87	$29,300
John J. Murphy (Retired)	-	-	-	-	-	-	-	-	-	-	-
John C. Van Leeuwen	11/29/2006	-	-	-	-	-	-	-	3,500	$24.87	$20,510
Gerard R. Bilodeau	11/29/2006	-	-	-	-	-	-	-	1,500	$24.87	$8,790
Terry R. Goodemote	11/29/2006	-	-	-	-	-	-	-	3,000	$24.87	$17,580

Notes to Grants of Plan-Based Awards Table (alphabetical note references are to columns):

(a)   Grant Date Fair Value calculated in accordance with SFAS No.123(R).

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following table shows all outstanding stock-based awards held by each named executive officer as of December 31, 2006. All such awards held by the Company's officers consisted of stock options to acquire the Company's common stock granted under the Company's 1998 Long Term Incentive Plan or its predecessor, the Company's 1993 Long Term Incentive Plan.

Name	Number of Securities Underlying Unexercised Options Exercisable (a)	Number of Securities Underlying Unexercised Options Unexercisable (b)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
	24,848	-	-	$15.85	11/26/2007	-	-	-	-
	22,589	-	-	$13.95	11/18/2008	-	-	-	-
	12,047	-	-	$13.30	12/15/2009	-	-	-	-
	7.635	-	-	$12.35	12/20/2010	-	-	-	-
Thomas L. Hoy	14,342	-	-	$19.79	12/19/2011	-	-	-	-
	13,659	-	-	$24.83	12/18/2012	-	-	-	-
	10,927	-	-	$25.47	12/17/2013	-	-	-	-
	10,609	-	-	$30.18	12/15/2014	-	-	-	-
	-	5,000	-	$24.87	11/29/2016	-	-	-	-
	9,491	-	-	$15.85	11/26/2007	-	-	-	-
	6,377	-	-	$13.95	11/18/2008	-	-	-	-
	6,800	-	-	$13.30	12/15/2009	-	-	-	-
John J. Murphy (Retired)	7,907	-	-	$12.35	12/20/2010	-	-	-	-
	10,039	-	-	$19.79	12/19/2011	-	-	-	-
	9,561	-	-	$24.83	12/18/2012	-	-	-	-
	7,649	-	-	$25.47	12/17/2013	-	-	-	-
	7,426	-	-	$30.18	12/15/2014	-	-	-	-
	512	-	-	$15.85	11/26/2007	-	-	-	-
	5,647	-	-	$13.95	11/18/2008	-	-	-	-
	4,518	-	-	$13.30	12/15/2009	-	-	-	-
	4,518	-	-	$12.35	12/20/2010	-	-	-	-
John C. Van Leeuwen	5,020	-	-	$19.79	12/19/2011	-	-	-	-
	4,781	-	-	$24.83	12/18/2012	-	-	-	-
	3,825	-	-	$25.47	12/17/2013	-	-	-	-
	3,713	-	-	$30.18	12/15/2014	-	-	-	-
	-	3,500	-	$24.87	11/29/2016	-	-	-	-
	6,212	-	-	$15.85	11/26/2007	-	-	-	-
	5,647	-	-	$13.95	11/18/2008	-	-	-	-
	4,518	-	-	$13.30	12/15/2009	-	-	-	-
	4,518	-	-	$12.35	12/20/2010	-	-	-	-
Gerard R. Bilodeau	5,020	-	-	$19.79	12/19/2011	-	-	-	-
	4,781	-	-	$24.83	12/18/2012	-	-	-	-
	3,825	-	-	$25.47	12/17/2013	-	-	-	-
	3,713	-	-	$30.18	12/15/2014	-	-	-	-
	-	1,500	-	$24.87	11/29/2016	-	-	-	-

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE (Continued)

Name	Number of Securities Underlying Unexercised Options Exercisable (a)	Number of Securities Underlying Unexercised Options Unexercisable (b)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Terry R. Goodemote	301	-	-	$12.35	12/20/2010	-	-	-	-
	287	-	-	$19.79	12/19/2011	-	-	-	-
	273	-	-	$24.83	12/18/2012	-	-	-	-
	546	-	-	$25.47	12/17/2013	-	-	-	-
	1,061	-	-	$30.18	12/15/2014	-	-	-	-
	-	3,000	-	$24.87	11/29/2016	-	-	-	-

Notes to Outstanding Equity Awards at Fiscal Year-End Table (alphabetical note references are to columns):

(a) Includes exercisable options, if any, that were "out-of-the-money" at year-end, that is, options having an exercise price per share that exceeded the market price of Arrow's common stock on such date, as well as "in-the-money" options. Listed numbers include any options that have been transferred by gift by the named executive officer to immediate family members who are dependents of the executive or to family trusts for the benefit of such immediate family members.

(b) Includes unexercisable options, if any, that were "out-of-the-money" at year-end, as well as "in-the-money" unexercisable options.

OPTION EXERCISES AND STOCK VESTED TABLE

The following table sets forth information regarding the stock options that were exercised by each named executive officer during 2006.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (a)	Value Realized on Exercise (b)	Number of Shares Acquired on Vesting	Value Realized on Vesting
Thomas L. Hoy	14,056	$202,976	-	-
John J. Murphy (Retired)	14,611	$210,990	-	-
John C. Van Leeuwen	5,700	$54,727	-	-
Gerard R. Bilodeau	8,697	$125,589	-	-
Terry R. Goodemote	-	-	-	-

Notes to Option Exercises and Stock Vested Table (alphabetical note references are to columns):

(a) Represents the total number of shares subject to stock options that the named executive officer exercised during the year, as opposed to the number of "net" new shares received by the executive upon such exercise.

(b) Represents the "spread" of options on date of exercise, i.e., difference between the dollar value of the shares of common stock as to which options were exercised (based on the market price of our common stock on the date of exercise) and the purchase price of such shares under the options. The market price of our common stock is the average of the closing bid and asked prices for our common stock as reported on NASDAQ on the business day immediately before the exercise date.

COMPENSATION DISCUSSION AND ANALYSIS

We are a regional banking company operating in northeastern New York State, in a mature banking market characterized by intensive competition among providers and high consumer expectations regarding pricing and delivery of financial products. In order to compete successfully in our marketplace, we depend heavily on the ability of our senior management to formulate and execute strategic plans that enable us to achieve continuing long-term profitability and growth within acceptable parameters of risk.

Our management team must possess not only industry knowledge and experience but also discipline and the motivational skills that will incentivize all of our employees to work diligently for the Company's success on a period-to-period basis. Our executive compensation program is designed to attract and retain senior management with this combination of skills and abilities, people who are both able to formulate reasonable and achievable yet challenging objectives and to lead the Company to achieve those objectives.

Oversight of Executive Compensation Program

The Compensation/Nomination Committee of our Board of Directors (the "Committee") oversees and makes all significant decisions on executive compensation, with input from the full Board of Directors on key issues, particularly policy matters. The Committee is composed entirely of independent, non-management directors, as selected by the Board from time-to-time. Current Committee members are Directors Kenneth C. Hopper, M.D. (Chairman), Jan-Eric O. Bergstedt, John J. Carusone, Jr., Gary C. Dake, Mary-Elizabeth T. FitzGerald, David G. Kruczlnicki and Elizabeth O'C. Little.

We benefit from a significant degree of tenure and stability in the Committee's membership. Directors Bergstedt, Hopper, and Little have served on the Committee for the past five years and Director Kruczlnicki has been a member of the Committee for ten of the past eleven years, and thus each has been involved in every significant executive compensation decision during much of our current senior management's tenure. Moreover, a majority of the committee members have served as directors of Arrow for multiple terms of office and thus have acquired significant insight into our industry, culture, business objectives and executive talent pool. We believe the continuity of committee membership, together with the continuity of our Board, generally enhances the ability of the Committee and Board to make informed, well-founded decisions as to how to achieve the objectives of our executive compensation program.

The Committee operates pursuant to a written charter, which is available at *www.arrowfinancial.com*, under the link "Corporate Governance." The Committee's particular duties and responsibilities are set forth in the charter. In the area of executive compensation, the Committee's general responsibility is to review and approve at least annually all aspects of the compensation of our executive officers and to make recommendations on the structure of our executive compensation program and how the program might be modified, when appropriate, to better serve our corporate goals and objectives. Elements of executive compensation reviewed by the Committee and Board include salary, bonus, long-term incentive compensation (stock-based awards), retirement plans (both qualified and non-qualified), deferred compensation plans (both qualified and non-qualified), severance arrangements, executive perquisites, health and insurance arrangements (broad-based and executive-specific), and whether individual executives should receive individual employment or other agreements providing for some or all of these components of compensation. The Committee has principal responsibility for and must approve all determinations on salary, annual bonus and long-term incentive compensation grants paid or payable to the most senior executive officers of Arrow, including the Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), all other executive officers of Arrow or its subsidiaries who are listed from time-to-time in the Summary Compensation Table in the Company's annual meeting proxy statement, and any other executive officers who in the opinion of the Committee or the Board should receive individualized attention from the Committee in its executive compensation deliberations. On matters of executive salary and bonus, the full Board often elects to review Committee decisions; on long-term incentive compensation, the Committee has exclusive authority to make awards to executives under our long-term incentive plan, which are stock-based awards, such as stock options.

Use of Compensation Consultants and Market Data in Determining Executive Compensation

The Committee's charter also authorizes the Committee to seek the assistance and counsel of independent advisers, including compensation consultants, at the Company's expense, as necessary for the Committee to carry out its duties. In such an event, the Committee determines which advisers to retain (and terminate, if and when appropriate) and the advisers report directly to the Committee or the Committee Chairperson. The Committee and the Board of Directors also rely on the Company's internal resources to collect data and compile reports on the compensation practices followed by other commercial, community banks in New York State from time-to-time. Finally, in making compensation decisions, the Committee and the Board seek the advice and recommendation of the CEO and any former members of senior management who may continue to serve the Company as directors or advisers.

Executive Compensation Consultants. In the past, the Committee has periodically retained independent consultants to assist the Committee with its duties. In the first quarter of 2006 the Committee engaged Pearl Meyer & Partners, A Clark Consulting Practice ("Clark"), an independent compensation consultant, to review and make recommendations concerning the Company's stock-based incentive compensation program, including the types and amounts of awards given to executives under the program. Before engaging them, the Committee evaluated Clark's service and determined that it was satisfied with the firm's independence and the quality of the services it provided. The Committee believes that Clark possesses the experience and insight necessary to assist the Committee in making compensation determinations. For further information on the results of Clark's study of our stock-based incentive compensation program, see "Basic Components of Compensation - Long-Term Incentive Compensation" on page 20. In the second quarter of 2006, the Committee engaged Clark Consulting ("Clark"), this time to conduct a survey/study of the Company's executive compensation program as compared to executive compensation programs at a group of peer banks, selected by Clark. For this engagement of Clark, the Committee specifically requested that the firm analyze the types and amounts of compensation currently being paid by Arrow to its five most senior officers as compared to the types and amounts of compensation being paid by the peer banks to their five most senior officers. The results of Clark's study on executive compensation, which were presented to the Committee in the form of a written report as well as a personal presentation, are further discussed below in the section "Executive Compensation Studies Utilized in Making Compensation Decisions in 2006" on page 25.

Other Consultants with Input on Compensation Generally. From time to time, the Company retains consultants for the purpose of providing data and/or advice regarding compensatory or benefit plans that apply to our employees generally, including our senior executives, or for providing advice and assistance on specific areas of compensation, such as retirement plans, including nonqualified plans for senior executives. These additional consultants, whose engagement is determined by the Committee with input from the full Board and management, but whose findings and recommendations are provided directly to the Committee in writing and/or in a personal presentation, have in the past reviewed such compensatory matters as our supplemental executive retirement plan (SERP), our health insurance plans, and our employee compensatory structures generally**.** Other such recent engagements of consultants on matters pertaining in some fashion to compensation, include the engagement of L.R. Webber Associates, Inc, an independent management services, human resources, benefits and compensation consultant, that we engaged in 2000 and 2001 to conduct a study of executive compensation and in 2002 to assist with the implementation of a new company-wide compensation management system; and Harbridge Consulting Group, an employee benefits consulting firm, that we engaged in 2005 and 2006 to identify and evaluate revisions to the Company's post retirement benefit plan.

Internally Generated Studies. Management regularly conducts its own surveys of executive compensation practices at peer group banks and furnishes the results of these surveys to the Committee to assist it in its determinations. In 2006, management prepared a brief survey of executive compensation practices and policies at a self-selected group of our peer banks and compared these practices and policies to our own. The results of this internal survey are discussed in more detail below in the section entitled "Executive Compensation Studies Utilized in Making Compensation Decisions in 2006" on page 25.

Compensation Philosophy

The general purpose and goal of our executive compensation program is to attract and retain key executives and to motivate them to help Arrow maintain and improve profitability within acceptable risk parameters. Year-to-year determinations regarding executive compensation are based on corporate and individual performance, taking into account compensation paid to comparable executives at peer group banks. The peer group under consideration from time-to-time depends on the purposes for which the peer group review is being conducted and the entity or group that is conducting the review. For example, we generally defer to the expertise and preferences of any independent consultants we retain on the issue of defining our peer group in preparing and presenting their analyses and reports, regardless of the purpose of their engagement. When we prepare our own studies of compensation practices at our peer banks, we select publicly traded, commercial, community banks in New York State in a range of asset sizes that produces a sufficiently large group of institutions to be useful for comparison purposes, while including only those institutions that are sufficiently like us to be comparable to us.

The basic elements of executive compensation for Arrow, as for most publicly-traded financial institutions, are the traditional three factors, that is, salary, annual incentive pay (bonus) and long-term incentives (stock-based awards such as options). The additional elements in the overall executive compensation program are retirement and severance plans, including change-in-control arrangements, deferred compensation plans, general and special employee benefits, including insurance arrangements and health and welfare coverage, and special executive perquisites. All of these elements are considered together, even if the executive is serving under or being offered a general employment agreement that embraces some or all of these elements.

The base salary of executives generally is reviewed and approved annually and often is affected by variations in Company and individual performance, although not to the same degree that bonus and long-term incentive compensation are affected by variations in year-to-year performance. The annual incentive component is represented by cash bonuses that may be paid at year-end to executives under Arrow's short-term incentive award plan, which are often significantly affected by variations in the performance of the Company, the executive's business unit, and the executive personally. The long-term incentive component of compensation is addressed through the Company's compensatory stock program, which provides for grants of stock-based awards (typically, stock options) the value of which is directly contingent upon the market price of Arrow's common stock over time. Each of these components is discussed in more detail in the following section of this report, "Basic Components of Compensation."

Our philosophy at Arrow is that these three basic components of executive compensation, taken as a group, are complementary. Salary and bonus compensation tend to be most affected by the period-to-period financial performance of the Company. This provides executives with appropriate incentive to remain focused on near-term developments and immediate opportunities to improve financial results. Long-term incentive compensation encourages management to pursue strategies aimed at our long-run success based on solid business fundamentals, which presumably will be reflected in our stock price over time. Thus, the components of compensation encourage management to maintain a balance between near-term and long-term objectives, to the ultimate benefit of all shareholders.

Basic Components of Compensation

Salary. Salaries for executive officers, including the CEO, are reviewed on an annual basis. Under its charter, the Committee has the responsibility for reviewing and making determinations on executive salaries, subject to the Board's general oversight responsibilities and any contractual commitments on salaries as may be contained in multi-year employment agreements between the Company and a particular executive. Of the current executives, only CEO Hoy has a multi-year employment agreement (for three years). His contract stipulates a minimum salary that may not be reduced during the term of the agreement. If an executive's employment agreement guarantees a minimum salary, the Committee must approve that salary as well as other key terms of the agreement before the Company enters into the agreement. For a further discussion regarding employment agreements with executives, see "Employment and Other Agreements with Executives," on page 23.

An executive's base salary is intended to reflect the executive's year-to-year contributions to Arrow's overall performance as well as the performance of the particular function or area of business under the executive's direct control. Peer group practices are considered in establishing salary. As a general matter, executive salaries do not fluctuate to the degree that the other two basic components of executive compensation, annual bonus and long-term incentive compensation, fluctuate. Partly this is a reflection of our general belief that, over time, a substantial percentage of the total compensation received by executives should consist of incentive compensation, that is, annual bonus and long-term incentive (stock-based) awards. These latter two components do tend to fluctuate along with variations in Company and individual performance, leaving salary as traditionally the most stable of the three basic compensation components.

Bonus (Annual Incentive) Compensation. The Committee, the Board of Directors and senior management all believe, particularly at the executive officer level, that annual incentive (bonus) compensation, should truly be tied to annual performance on the part of both the Company and the individual, and that generally bonuses should not be paid unless the Company's performance is above the norm indicating a successful year for Arrow and its shareholders. Thus, when the Committee sets annual targets under our Short-Term Incentive Award Plan, it does not select threshold or target levels of financial performance that are virtually certain to be met, but rather more challenging targets that, if met, may be reasonably perceived as connoting a good year for the Company.

In establishing the year-to-year financial targets under the plan, the Committee considers management's input as well as any other information it deems appropriate. Typically, the Committee establishes threshold and target financial performance levels based on informal projections of net income, exclusive of nonrecurring items, but other financial measures may also be utilized. The Committee may review and revise pre-established performance targets during the year, if special circumstances arise such as major corporate transactions, unforeseen significant changes in the economy or industry-wide developments of an unexpected nature. However, regardless of the reasons underlying our actual financial performance in any year, if the end results for Arrow and our shareholders are disappointing, the Committee and senior management agree that executive bonuses, if paid at all, should be awarded conservatively and then only if the individual executive has performed above expectations. In years when, in the determination of the Committee, pre-established financial performance levels for the Company have been met, the Committee in its sole discretion will determine on a case-by-case basis whether an individual executive will receive a bonus for the year and, if so, the amount of the bonus. No executive ever has a contractual right to a bonus under the plan.

Long-Term Incentive Compensation. Long-term incentive compensation for executives is paid in the form of stock-based awards under the Company's Long-Term Incentive Plan. These awards historically have taken the form of stock options for the Company's common stock. The Plan also permits the grant of restricted shares which are forfeitable and non-transferable prior to the vesting date thereof; however, no restricted shares have been granted in the past under the plan. Our Company's current compensatory stock plan is the 1998 Long-Term Incentive Plan. The total number of shares available under this plan for future grants of awards now stands at 184,141 shares. As discussed above in the section entitled "Executive Compensation Consultants," Clark was engaged in 2006 to conduct an overall review of our compensatory stock program and make recommendations. After reviewing our existing plan and our historic use of that plan, Clark advised that, although stock options may continue to be an efficient equity instrument, they recommended Arrow review its equity strategy in light of emerging changes and best practices as well as company needs and philosophy and consider, as an alternative, a blend of stock options and restricted stock to balance the benefits of full value shares and appreciation shares and provide a more balanced approach to measuring and rewarding long-term performance. With the full Board's support, the Committee determined in 2006 not to make material changes to its historical practices in the administration of our long-term incentive compensation program and to continue to rely principally on stock options as the principal form of equity-based awards under the plan; however the Committee will continue to weigh the recommendations of Clark as they make awards in future years and structure future long-term incentive plans. The Committee also determined for the present that the vesting of stock options granted under the plan would continue to be based, as in the past, solely upon the recipient's continuing employment with the Company for the duration of the specified vesting period, and would not be conditioned as well on the Company's meeting any specific performance-based criteria during the vesting period.

As is true of our policy regarding our annual incentive (bonus) component of executive compensation, we have long adhered to a policy of structuring and applying our long-term incentive compensation program so as to ensure that the compensation ultimately received by executives thereunder, if any, corresponds with Company performance that is above the norm and representative of success from the standpoint of our shareholders. The Board has structured our long-term incentive plan with this goal in mind; the Committee has applied the plan with this goal in mind; and our management, in communicating their desires and expectations regarding long-term incentive awards to them under the plan, have also agreed with this philosophy.

The primacy of shareholder interests in the workings of our long-term incentive program is reflected in several ways. First, our stock plan as adopted by the Board and approved by shareholders does not permit and has never permitted the repricing of outstanding stock options, regardless of subsequent declines in our stock price or in the stock market generally. Nor has the Committee ever issued replacement options under our plan at lower exercise prices after a market price decline in our stock, on the grounds that such repricing would reward executives or other employees who hold out-of-the-money options while our shareholders continue to experience the negative consequences of decreased share values.

Secondly, the Committee, with the approval of management, has historically relied exclusively on stock options as the vehicle for compensating executives under our long-term incentive plan, as opposed to awarding shares of restricted stock as well. Moreover, under our plan the options themselves must be granted at an exercise price that is equal to the last transaction price per share as quoted by NASDAQ on the last preceding day on which the securities markets were open immediately before the date of grant. Thus, executives realize value from their long-term plan awards (options) only if our stock price increases from the date of grant. This would not be the case if we granted restricted shares, which typically generate some value to award holders even if share prices remain flat or decline following the grant date of the restricted shares.

Thirdly, the options granted by the Committee under our plan do not vest immediately or after only a short interval following date of grant. Rather, our options typically vest in installments over a four-year period, ensuring that executives must dedicate significant time to the Company if they are to benefit from their awards, even if our stock price should experience a rapid but possibly temporary increase shortly after grant. Additionally, our grants of options, if any, are approved at a regularly scheduled time each year, specifically, at the Committee meeting held in November, which is scheduled in advance at the beginning of the year. Thus, we avoid both the possibility and the appearance that any of our grants of options are being timed so as to take advantage of temporary fluctuations (downward) in the market price of our stock to the ultimate advantage of the recipients. Nor has the Committee ever engaged in any backdating or forward dating of options so as to create or take advantage of artificially low grant date option prices.

Finally, even though it is often assumed that long-term incentive stock awards primarily serve as an incentive device for management and other key employees in the periods *following* the grant of such awards, our Committee members, as well as our Board and senior management, have always believed that the receipt of a compensatory stock award is itself of inherent value to the recipient, and has treated stock awards accordingly. That is, in the Committee's view, the grant of equity awards to executives should follow (as well, hopefully, precede) significant company and individual success. In those years when the Company falls short of the Committee's and management's expectations, stock-based awards to executives, if granted at all, will be awarded conservatively and only if individual performance exceeds expectations.

Mix of Compensation for Executives

We have designed our executive compensation program to provide, over time, a mix of cash and equity-based compensation comprising principally those elements discussed above. In some years, however, if the Committee believes that additional grants of equity-based awards are not warranted, no new grants may be made with the understanding that outstanding long-term equity awards previously granted to executives will continue to provide an equity-based incentive for them to perform in forthcoming periods.

We pay base salary in cash so that our executives have a steady, liquid source of compensation. To remain focused on their day-to-day job responsibilities, executives (and all employees) need to know that they will receive a fixed, reliable level of compensation, which will be available to pay day-to-day living expenses. We provide base salary to satisfy this basic need.

We pay our annual incentive (or bonus) in cash because our annual incentive is tied to the achievement of our short-term (i.e., annual) business objectives, and we believe a cash bonus is the strongest way to motivate the achievement of these objectives. Cash is immediate in its recognition of a job well done as it has immediate value and liquidity and is not dependent upon future performance of the Company.

Finally, we pay our long-term incentive in the form of Arrow equity because our long-term incentive is tied to our long-term business objectives, and we believe the market value of our equity is a strong indicator of whether we are achieving our long-term business objectives. Our Committee, with the full support of the Board, has always been committed to paying a significant portion of executive compensation measured over the long-term in the form of Arrow equity because we believe it is the most effective form of compensation to ensure alignment between the interests of our executives and those of our shareholders. At the same time, we are careful in our utilization of equity compensation to avoid any inappropriate dilution of our current shareholders or excessive grants that might result in an executive receiving a financial windfall out of proportion to the real value of his or her services.

The Committee periodically reviews the mix of cash and equity-based compensation provided under our executive compensation program to ensure that the mix is appropriate in light of market trends and the Company's primary business objectives. The Committee undertook such a review in considering the reports received from its compensation consultant, Clark, in 2006. Clark's report on equity grants focused principally on the structure of the Company's long-term incentive compensation program for each level of executive – CEO, CFO, senior vice president, etc, and its report on executive compensation focused on the amounts and mix of compensation received by our top five executives compared to the top five executives at a peer group of banks. With the assistance of its independent compensation consultant, Clark, the Committee also considered current and anticipated future market trends with respect to the mix of cash and equity-based compensation.

Following its review of Clark's 2006 report, the Committee concluded that the overall mix of our executive compensation program was appropriate, although the equity-based element of our compensation program is somewhat under-weighted when compared to the market. The Committee will continue to review in upcoming periods the ratio of the cash-based element of compensation to the long-term incentive, equity-based element for our executives.

During the most recent five-year period when both bonuses and equity grants as well as salary, were awarded to all executive officers (2000–2004), the percentage of equity-based pay to the total compensation of our senior executives was 13.2% for the CEO and 14.0% to 16.9% for the other senior executives.

Employment and Other Agreements with Executives

Historically, the Company has provided an employment agreement to its Chief Executive Officer containing fairly standard terms relating to salary, position, duties, and benefits, as well as a right to receive a lump-sum payment in cash following a change-in-control of the Company or a diminution of the CEO's authority. CEO Thomas L. Hoy currently serves under such an employment agreement, which is described in more detail in this proxy statement under the heading "Agreements with Executive Officers" on page 29. The CEO's employment agreement is a three-year agreement but is traditionally reviewed by the Committee at each year-end and, if approved, renewed by the Committee for another three years. Former CFO John J. Murphy also served for many years under a similar three-year employment agreement before retiring at year-end 2006. These employment agreements have never given the executive any right to receive a bonus under the annual incentive plan, to receive any amounts of stock awards under the long-term incentive plan, or to receive any special retirement benefits or bonuses under our SERP. The Committee reviews and approves all key terms of these agreements, including salary, before granting them or renewing them at year-end. Other than these agreements with the Company's CEO and former CFO, Arrow historically has not entered into employment agreements with senior executives, and the Committee and Board have no present intention of changing this policy.

Under appropriate circumstances, the Company has in the past entered into more limited agreements with particular executives, including retiring executives, providing special compensatory arrangements to serve certain purposes that will benefit the Company. For instance, the Company has entered into short-term consulting arrangements with retiring executives to ensure the smooth transition of an operating function from the retiree to his or her successor or to ensure continuing access by the Company to the special expertise of the retiring executive. Mr. Murphy, formerly the Company's CFO, is currently serving under such a post-retirement arrangement, further described in this proxy statement under the heading, "Agreements with Executive Officers" on page 29. The Company, from time-to-time, has also granted limited change-in-control protection to certain executives as described in the next section of this report, "Change-in-Control Protections." The Committee and Board expect to continue to utilize such limited agreements with Company executives for particular purposes in the future.

Change-in-Control Protections

The Board of Directors has historically maintained a limited array of legal and structural devices intended to protect the Company against hostile takeover offers. Such offers that do not receive the Board's support often prove to be coercive or unfavorable for the Company's shareholders as a group. The Company's existing anti-takeover measures are standard in type and structure and are not intended to prevent or preclude the Board from considering and negotiating a well-priced, broad-based takeover offer for the Company at such time as the Board may determine that such a transaction is in the best interests of the Company and its shareholders. The measures currently in place include a staggered Board of Directors (under which one-third of the directors are elected each year to three-year terms) and various other charter provisions, such as requirements for a supermajority shareholder vote for certain non-board approved combination transactions. The Board is sensitive, however, to its duty to continue to act in the best interest of shareholders and in reviewing anti-takeover devices has often chosen to modify or eliminate such measures if it determines that they are unnecessary. For example, the Board of Directors recently agreed to permit the Company's Shareholder Rights Plan to expire in April 2007 without renewing the plan, which it deemed no longer to be necessary or appropriate.

Although the Board is neither seeking nor entertaining any offers for a change-in-control of the Company, both the Board and the Committee believe that the Company's senior executives, in addition to the CEO, deserve a measure of income security against the possibility of a change-in-control transaction that might result in a sudden loss of their position, regardless of their long-term performance and commitment to the Company. In this regard, the Committee has awarded to certain senior executives year-to-year agreements providing that, in the event of a change-in-control and their subsequent termination of employment, they will receive a lump-sum payment in cash equal to some multiple of their base salary in the year of the change-in-control. These special change-in-control agreements, which currently are held by senior executives Van Leeuwen, Bilodeau and Goodemote, are further described in the proxy statement under the heading "Agreements with Executive Officers" on page 29.

As mentioned in the preceding section of this analysis, CEO Thomas L. Hoy is presently serving under an employment agreement that contains, as one of its terms, a provision giving Mr. Hoy the right to receive continuing monthly payments in cash over the remaining term of his employment agreement in the event his employment terminates after a change-in-control. The total amount of Mr. Hoy's monthly payments is approximately three times his 5-year average taxable compensation. His agreement also contains a provision specifying that, if payment of the required lump-sum to him after a change-in-control would result in imposition of a golden parachute excise tax under the Internal Revenue Code, the Company also would pay the amount of such excise tax and related income taxes.

Except as specified above, under all of the change-in-control arrangements that the Company has with its executives, any amounts payable to executives in the event of a change-in-control do not carry with them any "tax gross-up" payments committing the Company to pay any income or excise taxes otherwise payable by such executives upon receipt of such payments.

Executive Perquisites, Benefits and Other Compensation Matters

In addition to the three significant components of executive compensation discussed above, that is, salary, annual incentive compensation (bonus) and long-term incentive compensation (stock-based awards), the overall compensation package provided by Arrow to its executive group includes other items, such as standard benefit programs available to all full-time employees (i.e., retirement and health plans), special retirement and salary deferral plans available only to selected senior officers (such as the SERP and a senior officers' salary deferral plan), and certain perquisites (or "perks") available only to senior executives. The Committee generally reviews and approves all these other forms of compensation applicable to executives. Overall, we believe that these additional compensation elements, to the extent that they are not automatically available to executives as part of broad-based plans available to all employees, should be structured with the goal of enabling the executives to perform their designated functions more effectively and efficiently. In determining these additional elements of compensation, the Committee and the Board occasionally take into consideration the supplemental compensation packages given to executives by the Company's peer group banks, although not to the extent that peer group practices are considered in establishing the basic elements of executive compensation.

These supplemental elements of executive compensation are discussed briefly below.

Perquisites. Our policy is to provide our executives with only limited perquisites that are not available to employees generally. Historically, the dollar value of the perquisites furnished by us to our executives in any year has been well below the threshold dollar amount per executive established by the SEC that would require disclosure in the Summary Compensation Table in our proxy statement. Before 2006, that minimum threshold disclosure level for any executive was $50,000 per year, and this year it has been reduced under the new SEC rule to $10,000 per year. Even so, the dollar amount of perquisites we gave our executives in 2006 was still below the threshold level for disclosure; no executive received perquisites exceeding $10,000. The only perk of any consequence we give to any of our executives is personal use of a company automobile.

Retirement and Supplemental Retirement Plans. We maintain a qualified retirement plan for all full-time employees, including our senior executives. In 2002, we altered the benefit formula under our qualified plan, switching from a defined benefit plan to an account balance plan.

In addition, the Company maintains a supplemental nonqualified retirement plan for our executives and other senior officers ("SERP"). Under this plan, participating executives and officers receive supplemental retirement benefits that make up for the retirement benefits they would have received under the payment formula in the qualified plan were it not for the top-side dollar amount limitations on qualified plan pay rates contained in the Internal Revenue Code. The SERP also provides for possible awards of post-retirement bonuses to participating executives and other senior officers, on a discretionary basis as determined by the Committee. Of our current senior executives, CEO Hoy has been selected by the Committee to participate in both features of the SERP following his retirement, the qualified plan makeup feature and the post-retirement bonus feature, and Mr. Bilodeau has been selected to participate in the first of the two features, the qualified plan makeup feature. The Company's retirement plan and SERP are further discussed in the section of the proxy statement entitled "Pension Plans" on page 32.

Deferred Compensation Plan. The Company maintains a nonqualified deferred compensation plan for senior officers, under which they may elect to defer some or all of their salary until retirement, with the amounts thus deferred to accumulate interest at a rate equal to the highest rate currently being paid on individual retirement accounts by the Company's principal subsidiary. The Committee oversees the structure and operation of this deferral plan and is responsible for determining which senior officers will be permitted to participate therein from time-to-time. Of the current senior executives, CEO Hoy and Mr. Bilodeau participated in the deferred compensation plan during 2006. This deferral plan is further discussed in the section of the proxy statement entitled "Nonqualified Deferred Compensation Table" on page 14.

Executive Compensation Studies Utilized in Making Compensation Decisions in 2006

In making executive compensation decisions at year-end 2006, the Compensation/Nomination Committee utilized data and studies on executive compensation practices followed at some of its peer group banks. The principal study relied on was a report performed by an independent compensation consultant, Clark Consulting. The Committee also made reference to peer group information collected by management itself.

2006 Clark Report. As mentioned above, in 2006 the Company retained Clark Consulting to review the Company's executive compensation practices for its top five executives compared to the Company's peer banks' practices for their top five executives. In structuring such comparison, Clark was instructed to make its own determination on the Company's peer group, and to break out compensation paid to the top executives into all of the appropriate subcategories, including salary, annual incentive, long-term incentive and other benefits and perquisites. The comparison was to be a one-year comparison, based on compensation amounts for 2005 as reported by the peer group and Arrow in their publicly filed documents with the SEC.

Clark selected as our peer group 14 publicly traded financial institutions that are comparable to the Company in asset size. Compared to the peer group, Arrow was near the median in terms of total assets, number of branches and other statistical measures.

The report prepared by Clark disclosed specific dollar amounts of compensation paid by each of the financial institutions in the peer group to each of the top five officers in 2005, in total and broken out by type of compensation. The report also disclosed the median and mean dollar amounts of compensation for the peer group as a whole, paid to each of the top five officer positions of the Company (CEO, CFO, etc.), in total and broken out by type of compensation, against which the dollar amounts paid by the Company to its top executives in 2005 were then compared.

As a matter of straightforward statistical comparison, several important conclusions were revealed by the Clark report. First, even though we were at or above the median for our peer group with respect to financial performance during 2005 generally, with our results exceeding the average for the peer group on all of the most important metrics, such as return on equity, return on assets, and asset quality, the compensation received by each of our top five executives in 2005, measured by total compensation and by virtually every subcategory of compensation (e.g., salary, bonus, long-term incentive awards) was well *below* the median for our peer group for that level of executive, generally in the bottom quartile of our peer group, and in several instances, we were last in our peer group, in non-adjusted dollars, even though in terms of total asset size our Company was in the middle of the peer group. A second important fact revealed by the Clark report helps explain this first comparison, although without undercutting its significance. The fact is that our Committee at year-end 2005 paid no cash bonus under our annual incentive plan to our top two executive officers and gave no stock-based awards under our long-term incentive plan to any officers, including the top five executive officers, something that could not be said for 2005 for any of the other 14 institutions in the Clark peer group. This fact alone substantially affected the compensation comparison at the level of each of the top five executive positions between the peer group institutions and Arrow, to our detriment. Moreover, based on the Clark report, even if the incentive components of 2005 executive compensation are set aside and the comparison is limited to salary alone, the Company's executives generally were paid amounts below, and sometimes well below, the peer group median for comparable level officers; of our top five executives, only CEO Hoy received a cash salary in 2005 that barely exceeded the average cash salary received by the comparable executive in this peer group.

It is worth noting that the Clark report focused only on 2005 compensation data. Had the report included a multi-year comparison of executive compensation paid by the Company versus the other institutions in the peer group, we believe, based on the fact that our Company granted both annual and long-term incentive awards to most of its top executives in the years prior to 2005, that the comparison between our Company and the peer group would have demonstrated compensatory levels for our executives more in line with the compensation paid by others in the peer group to their executives, or at least compensation for our executives that was closer to the median for the peer group. However, even a multi-year comparison would, we feel, support the principal conclusion dictated by the Clark report's survey of 2005 compensation, namely that our top executives have not been compensated in recent years in amounts that are greater than the median amounts received by executives at peer banks of comparable size that have generated comparable financial results, and that in all likelihood our executives have received somewhat lower compensation recently than comparable executives at our peer banks.

Nevertheless, the results of the Clark report in 2006, based on 2005 compensation data, demonstrate that we are committed, perhaps more than our peer institutions, to the concept that bonus and long-term incentive awards will be awarded to executives when the Company performs substantially above the norm and achieves ambitious pre-established target levels of financial performance for a given year, and that failure to meet those ambitious targets may result in less overall compensation for the executives, particularly in the areas of bonus and long-term incentive awards.

This general conclusion, suggested by the Clark report, would appear to be further reinforced by the Committee's decisions on executive compensation at year-end 2006, following its receipt and review of the Clark report, regardless of otherwise stellar service and effort.

As part of its report, Clark made several general recommendations concerning cash and total compensation, annual incentive plan, equity program and supplemental benefit plans. The Committee intends to continue to weigh Clark's recommendations further in its future deliberations on executive compensation.

Internal Review of Peer Compensation Practices. Each year, Company management also reviews with the Committee executive compensation data drawn from the SNL Executive Compensation Review to which the Company subscribes, for a group of banks in a peer group developed by SNL, along with the results of reviews conducted by management itself of executive compensation practices followed by a peer group of comparably sized, commercial banks in New York State, as identified by management, that has some overlap with, but is not identical to, the peer groups selected by Clark and SNL. Both of these additional surveys conducted in 2006 and presented to the Committee, supported the conclusions reached by our principal consultant, Clark, following its 2006 survey of our executive compensation that the compensation received by each of our top five executives in 2005 is generally below the median and mean for our peer group for that level of executive.

Committee Decisions on Executive Officer Compensation at Year-End 2006

The Committee, in its final meeting of the year held on November 29, 2006, made certain decisions on executive compensation, including determinations on each of the three major components of compensation for the top executive officers and certain additional recommendations on other compensation elements for the executives as well as approving employment and other agreements with the executives. Important factors weighed by the Committee included the results and recommendations contained in the Clark report and the data revealed in management's own survey of peer compensation practices, as discussed above. As always, the financial performance of the Company during the year was the most important factor in compensation decisions, but the executives' individual performances were also deemed important.

In its consideration of CEO compensation, the Committee gave particular weight to the following corporate performance factors: earnings per share, return on equity, return on assets, asset quality, and product and market expansion. The important individual performance factors considered by the Committee in considering CEO compensation were leadership, commitment to the community and professional standing.

In making its determinations, the Committee noted that in 2006 earnings per share declined as did the earnings ratios, that is, return on equity and return on assets, although both of the latter measures remained above peer group averages. The Company's asset quality also continued to be outstanding in 2006, and the Company experienced some asset growth, although not at the rate experienced in 2005. The Committee and Board noted that in 2006, as in 2005 and 2004, the decline in earnings ratios was directly attributable to the very difficult interest rate environment that has prevailed in the national economy since 2004, which has led to industry-wide pressures on margins.

Nevertheless, with earnings levels and the market price of the Company's stock continuing to languish for much, if not all of 2006, the Committee determined, with the agreement of the full Board and senior management, that executives should not receive bonuses in a year in which the Company's financial performance and stock price did not improve. Consequently, in 2006 as in 2005, the top two executives, CEO Hoy and retiring CFO Murphy, did not receive a cash bonus under the annual incentive plan and CEO Hoy did not receive a salary increase at year-end 2006; as in 2005, his salary remained the same. The Committee did approve a modest stock award under the long-term incentive plans for CEO Hoy but not for Mr. Murphy due to his scheduled retirement at year-end; and also approved a renewal of Mr. Hoy's three-year employment agreement, replacing the three-year agreement received by him a year earlier. Mr. Hoy's new agreement contains substantially the same provisions and benefits as his prior agreement.

The Company's other top senior officers, including the three additional executives named in the Summary Compensation Table on page 13 of this proxy statement, did not receive a cash bonus under the annual incentive plan but received salary increases and stock option awards at year-end 2006. The salary increases for Mr.   Van Leeuwen and Mr. Bilodeau averaged 3.5% of their 2006 base salaries. A substantial salary increase of 28.0% was approved for Mr. Goodemote to reflect his promotion to Chief Financial Officer and to bring his salary more in line with comparable positions at peer banks. The modest amounts of stock options awarded to Mr. Hoy and the other three executives at year-end 2006 are set forth in the "Grants of Plan Based Awards Table" on page 15, as well as the estimated dollar value of such awards.

COMPENSATION/NOMINATION COMMITTEE REPORT

The Compensation/Nomination Committee of the Board of Directors has reviewed and discussed with senior management the preceding Compensation Discussion and Analysis as required by Item 402(b) of Regulation S-K and, based on such review and discussion, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMPENSATION/NOMINATION COMMITTEE

Kenneth C. Hopper, M.D., *Chairman*
Jan-Eric O. Bergstedt
John J. Carusone, Jr.
Gary C. Dake
Mary-Elizabeth T. FitzGerald
David G. Kruczlnicki
Elizabeth O'C. Little

Compensation Committee Interlocks and Insider Participation

In 2006, the Compensation/Nomination Committee members were Directors Bergstedt, Carusone, Dake, FitzGerald, Hopper (chairman), Kruczlnicki and Little. No member of the Compensation/Nomination Committee is a current, or former, officer or employee of Arrow or any of its subsidiaries or had any substantial business dealings with Arrow during 2006, except for Mr. Dake who has a transaction with the Company that is described in the section "Transactions with Directors, Officers and Associated Persons" on page 36. In addition, no "compensation committee interlocks" as defined under the SEC's disclosure rules existed during fiscal year 2006.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors ("Committee") currently consists of five directors, each of whom qualifies as independent both under the NASD's standards for independent directors and under the SEC's more rigorous standards for independent audit committee members. The Committee assists the Board in fulfilling its oversight role relating to the Company's financial statements and the financial reporting process, including the system of disclosure controls and Company's internal controls and procedures. Its duties include reviewing the independent auditor's qualifications and independence, the performance of the independent auditor and the Company's internal audit function. The Board has adopted and annually reviews the Committee's charter, which sets forth its duties in detail.

The Committee has reviewed and discussed both with management and with KPMG LLP, the Company's independent auditor, Arrow's audited consolidated financial statements as of and for the year ended December 31, 2006, and management's assertion on the design and effectiveness of the Company's internal control over financial reporting as of December 31, 2006. Management has the responsibility for the preparation of Arrow's consolidated financial statements and for assessing the effectiveness of internal control over financial reporting; the independent auditor has the responsibility for the audit of the consolidated financial statements and the audit of management's assessment. The independent auditor reports directly to the Committee, which meets with the auditor on a regular basis, in separate executive sessions when appropriate.

The Committee also has discussed with KPMG LLP the matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees" (as amended by Statement on Auditing Standards No. 90, "Audit Committee Communications").

The Committee has approved the engagement of KPMG LLP as independent auditor for 2007 and the scope of their engagement. In this context, the Committee has received from KPMG LLP the written disclosures and the letter required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," relating to auditor independence, and has discussed with KPMG LLP the firm's independence. The Committee has also considered whether the provision by KPMG LLP of non-audit services to the Company is compatible with KPMG LLP's independence.

Based upon the Committee's review and discussions noted above, the Committee recommended to the Board of Directors that the audited consolidated financial statements of Arrow Financial Corporation and its subsidiaries and management's assertion on the design and effectiveness of internal control over financial reporting of Arrow Financial Corporation and its subsidiaries be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the Securities and Exchange Commission.

AUDIT COMMITTEE

Jan-Eric O. Bergstedt, *Chairman*
Michael B. Clarke
Kenneth C. Hopper, M.D.
David G. Kruczlnicki
Richard J. Reisman, D.M.D.
_____

ITEM 2 - RATIFICATION OF THE INDEPENDENT AUDITOR

The Audit Committee of the Board of Directors has selected the independent registered public accounting firm, KPMG LLP, as the Company's independent auditor for our fiscal year ending December 31, 2007. Although our Bylaws do not require the submission of the selection of the independent auditor to our shareholders for approval, the Board of Directors believes it is appropriate to give shareholders the opportunity to ratify the decision of the Audit Committee. Neither the Audit Committee nor the Board will be bound by the shareholders' vote at the meeting but may take the shareholders' vote into account in future determinations regarding the retention of the Company's independent auditor.

Representatives of KPMG LLP are expected to be present at the annual meeting. They will have an opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions from shareholders.

Ratification of the selection of the independent auditor will require the affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy at the meeting and entitled to vote, provided a quorum is present.

The Board of Directors recommends a vote "FOR" ratification of the selection of the independent registered public accounting firm, KPMG LLP, as the independent auditor of the Company for fiscal year ending December 31, 2007, which is Item 2 on the proxy card. All proxies which are timely received by the Corporate Secretary in proper form prior to the vote on Item 2 at the meeting, and which have not been revoked, will be voted "FOR" ratification of the selection of the independent registered public accounting firm, KPMG LLP, as the independent auditor of the Company for the fiscal year ending December 31, 2007, subject to any other specific instructions received with any proxy.

Independent Auditor's Fees

The following table sets forth the aggregate fees billed to Arrow and its subsidiaries for the fiscal years ended December 31, 2006 and 2005 by Arrow's independent auditor, KPMG LLP:

	2006	2005
Audit Fees	$246,000	$227,000
Audit-Related Fees (a)	$14,500	0
Tax Fees (a) (b)	$55,140	$42,420
All Other Fees (a)	0	0
Total Fees	$315,640	$269,420

a) No amounts listed in these rows were approved pursuant to 17 CFR 210.2-01(c)(7)(i)(C).
b) Represents fees for tax preparation and reviews.

AGREEMENTS WITH EXECUTIVE OFFICERS

We have three significant agreements or types of agreements with our executive officers or recently-retired executive officers: i) an employment agreement with our President and Chief Executive Officer Thomas L. Hoy; ii) change-in-control agreements with three other current executive officers (and similar agreements with other senior officers); and iii) a consulting agreement with our former Chief Financial Officer and Executive Vice President John J. Murphy, who retired from these positions on December 31, 2006. The following paragraphs describe these agreements in more detail.

CEO's Employment Agreement. Thomas L. Hoy, President and Chief Executive Officer of Arrow and its principal subsidiary, Glens Falls National Bank and Trust Company, is serving under a three-year employment agreement with us, which was renewed effective January 1, 2007. The agreement, which was approved by the Compensation/Nomination Committee in November 2006, replaced a similar agreement entered into by the Company with Mr. Hoy one year earlier. Under the agreement, Mr. Hoy is guaranteed his current annual base salary and certain other benefits for the duration of the agreement. In the event that Mr. Hoy is terminated without cause (as defined in the agreement), Mr. Hoy will receive a lump-sum payment equal to the greater of the amount of (a) his base salary payable during the remaining term of the agreement or (b) one year's base salary. The agreement also specifies that on or before December 31 of each calendar year during the term of the agreement, the Compensation/Nomination Committee will consider and vote upon a proposal to replace the agreement with a new three-year employment agreement having similar conditions and benefits. Also under the agreement, in the event of a change-in-control of Arrow (as defined in the agreement) or if Mr. Hoy is assigned less significant duties (a "Change in Authority"), he may elect early retirement and receive an amount payable in installments (or in a lump-sum, in the event of financial hardship) equal to approximately three times his base salary (as defined in the agreement). If any payment under the agreement results in Mr. Hoy's becoming subject to a special surtax (a so-called "golden parachute" tax) under applicable tax law, he will receive additional payments so that his net after-tax benefit is equal to the benefit he would have received if no such special surtax applied to him. The agreement also contains non-competition and non-solicitation provisions that may be triggered upon termination of Mr. Hoy's employment. Under the non-competition provisions, for a period of two (2) years following Mr. Hoy's termination of employment he is generally precluded from being employed by, operating, or being a director of any bank or insured financial institution which is located in any county in the state of New York in which Arrow, its subsidiary banks, or other affiliates of Arrow that provide financial services, maintain a branch or office or have acted to establish a branch or office. Under the non-solicitation provisions, for a period of two (2) years following Mr. Hoy's termination of employment he is generally precluded from soliciting on behalf of any financial institutions, customers or clients of Arrow, its subsidiary banks or other affiliates that provide financial services. Furthermore, Mr. Hoy would be precluded from employing or soliciting any employees of Arrow or its subsidiaries on behalf of another corporation or entity.

        Executive Change-in-Control Agreements. We have entered into change-in-control agreements with three other executive officers: John C. Van Leeuwen, Senior Vice President and Chief Credit Officer, Gerard R. Bilodeau, Senior Vice President and Corporate Secretary and Terry R. Goodemote, Senior Vice President and Chief Financial Officer. These agreements do not provide for continuing employment for a specified period of time or the payment of a particular salary or benefits to the executive, but merely specify that in the event of a change-in-control of Arrow, the executive will receive certain payments and benefits if his employment with Arrow or its successor terminates for any reason, including, under certain conditions, voluntary resignation, on or within six months after the change-in-control. Specifically, if there is a change-in-control   and   a   termination   of   employment, Mr. Van Leeuwen and Mr. Bilodeau would be entitled under their agreements to receive lump-sum cash payments equal to two years' base salary and Mr. Goodemote would be entitled under his agreement to receive a lump-sum cash payment equal to one year's base salary, plus in each case, certain continuing insurance coverage.

        Consulting Agreement with Former CFO. On December 31, 2006, John J. Murphy, the former Chief Financial Officer, Executive Vice President and Treasurer of Arrow, retired from such positions after many years of service to Arrow and its subsidiaries. Upon his retirement, Mr. Murphy entered into a consulting agreement with us for a minimum term of three years. Under the agreement, Mr. Murphy will render advice on financial and general corporate matters, as requested by senior management. The minimum time commitment expected from Mr. Murphy under the agreement for services rendered is approximately 90 hours per calendar quarter, with services to be rendered as and when needed, and his baseline fee for such services will be $25,000 per year, payable in cash on a regular basis. He will also be reimbursed for reasonable expenses incurred by him and is entitled to indemnification coverage from the Company. To the extent Mr. Murphy consents to render services under the agreement exceeding the minimum time commitment, his compensation will be adjusted proportionately upward. Mr. Murphy is also a Board nominee for election as a director of Arrow at the upcoming annual meeting.

COMPENSATION OF DIRECTORS

        The Board's Compensation/Nomination Committee makes recommendations to the full Board regarding the fees directors and committee members receive for their services. The full Board is ultimately responsible for establishing their own compensation. Directors who are also executive officers of Arrow do not receive any form of compensation or directors' fees for serving as directors of Arrow or its subsidiaries or for serving on any Board committees or attending committee meetings. In January of this year, the Compensation/Nomination Committee recommended no increase in director fees for 2007 and the Board concurred with that recommendation.

        Each non-officer director of Arrow currently receives a fee of $600 per Board meeting attended, $500 for each regularly scheduled meeting attended of each Board committee on which the director serves, and an annual retainer fee of $12,500, a fixed portion of which (currently $7,500) is paid in shares of our common stock, valued at its current market price under our Directors' Stock Plan. The Chairperson of the Audit Committee receives an additional annual cash retainer of $5,000 and the Chairperson of the Compensation/Nomination Committee receives an additional annual cash retainer of $3,000. Non-officer directors of the subsidiary banks receive a fee of $400 per bank Board meeting attended and also receive a fee of $350 for each bank committee meeting attended and an annual retainer of $6,000, of which a fixed portion (currently $3,000) is paid in shares of our common stock, valued at its current market price under the Directors' Stock Plan. The Chairperson of the Glens Falls National Bank and Trust Company Trust Committee and the Chairman of the Board of Saratoga National Bank and Trust Company each receive an additional annual cash retainer of $3,000.

        We maintain an unfunded Directors' Deferred Compensation Plan, in which non-officer directors of Arrow and its subsidiaries may participate. Under this plan, each director is able to make an election to defer, during his or her term of office, all or a portion of his or her cash directors' fees until a specified future date in accordance with the provisions of the plan. The account of a participating director is credited with the dollar amount of the director's deferred fees and with quarterly interest payments on the balance at a rate equal to the highest rate being paid from time-to-time by Glens Falls National Bank and Trust Company on its Individual Retirement Account Certificates of Deposit. Distributions under the plan are payable in cash, either in a lump-sum or in annual installments as the participant may choose. In 2006, two directors of Arrow participated in the plan.

Director Massiano, who is retiring as a director at this year's annual meeting having reached the mandatory retirement age for directors established in the Bylaws, has served under a consulting agreement since he retired as President and Chief Executive Officer in 1996. The agreement required Mr. Massiano to provide consultation and advice upon the request of management. Mr. Massiano received no monetary fees or special benefits under the agreement, although the compensatory stock options received by him prior to his retirement as an executive continued to be exercisable during the term of his consultancy until the normal expiration of the options. During the years Mr. Massiano served as director following his retirement as an executive, he received standard director's fees paid to non-officer directors, and also received fees for his attendance at meetings of the Compensation/Nomination Committee and Audit Committee of the Board even though he was not a member of either such committee.

The table below summarizes all the compensation paid by the Company to non-employee directors of Arrow for the fiscal year ended December 31, 2006.

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash (a)	All Other Compensation (b)	Total
Jan-Eric O. Bergstedt	$25,100	$965	$26,065
John J. Carusone, Jr.	$17,600	-	$17,600
Michael B. Clarke	$16,500	-	$16,500
Gary C. Dake	$17,600	-	$17,600
Mary-Elizabeth T. FitzGerald	$17,600	$ 293	$17,893
Kenneth C. Hopper	$23,100	$4,072	$27,172
David G. Kruczlnicki	$20,100	$1,377	$21,477
Elizabeth O'C Little	$17,000	-	$17,000
Michael F. Massiano	$20,100	-	$20,100
David L. Moynehan	$16,100	-	$16,100
Richard J. Reisman	$18,600	$1,701	$20,301

Notes to Director Compensation Table (alphabetical note references are to columns):

(a)   For each named director, includes $7,500 paid in shares of Arrow common stock valued at the market price thereof on the date of payment, with the remainder being paid in cash, except for amounts deferred under the Directors Deferred Compensation Plan as follows: Director Kruczlnicki, $12,600 of deferrals under the Directors Deferred Compensation Plan and Director Reisman, $11,100 of deferrals under the Directors Deferred Compensation Plan.

(b)   For each Director, represents interest earned during 2006 on the principal amount in the director's account under the Directors Deferred Compensation Plan. In 2006, applicable rates ranged from 4.16% to 5.06%.

PENSION PLANS

The following is a description of Arrow's qualified retirement plan applicable to employees generally who meet the plan's requirements, and Arrow's nonqualified Select Executive Retirement Plan ("SERP") applicable to executive officers and key employees selected to participate therein.

<u>Qualified Retirement Plan</u>. Arrow maintains a tax-qualified retirement plan for eligible employees (the "Retirement Plan"). The Retirement Plan covers employees of Arrow and all subsidiaries who have attained the age of 18 and have completed one year of service.

In 2002, the Company converted the Retirement Plan's benefit formula from a "final pay" formula typical of defined benefit plans to an "account balance" formula typical of account balance plans. The new formula automatically applies to all employees who first became eligible to participate in the plan on or after January 1, 2003. Those who were already participating on December 31, 2002, were allowed to make a one-time irrevocable election either to have their plan benefits calculated under the new account balance formula beginning January 1, 2003, or to continue to use the old final pay formula until their retirement. Pre-2003 participants who chose to convert to the account balance formula now receive an annual credit to their account, known as a service credit, equal to a percentage, ranging from six to twelve percent of the participant's annual eligible compensation, depending on the participant's age, for each year of covered service. For all employees who first became or become eligible to participate in the plan on or after January 1, 2003, and hence are automatically subject to the account balance formula, the service credit is and will remain six percent of annual eligible compensation regardless of age. The amount of the annual service credit is subject to limitations under the Internal Revenue Code ("IRC"), as amended. Participants also receive each year an interest credit equal to their account balance at the beginning of the plan year multiplied by a fixed rate of interest for the year, which is based on the 30-year U.S. Treasury Rate in effect for November of the prior year. Under the account balance formula, retirement benefits are based on the accrued total amount in the participant's account at retirement and the retiree may elect to receive the value of such accrued amount in a single, lump-sum payment or the equivalent of the account balance in the form of a single life annuity or in other forms of annuity payments at actuarially equivalent amounts.

For those pre-2003 participants who elected to continue their participation under the old final pay formula, retirement benefits will be calculated as before. Under the final pay formula, retirement benefits are based on a percentage, that will vary depending on the participants level of compensation and total years of service, of the participant's average annual earnings for the highest consecutive five-year period within the last ten years of service and the participant's number of years of benefit service. Payments under the final pay formula normally are calculated as straight-life annuity amounts although participants may make certain alternative elections upon retirement, including a lump-sum payment or other forms of annuity payments at actuarially equivalent amounts. Benefits payable under both the final pay formula and the account balance formula are subject to certain limits under the IRC.

Eligible compensation under the Retirement Plan, under either benefit formula, includes salary, overtime, sick pay, bonuses, and certain other cash and non-cash benefits.

Participants in the plan having 25 years of service may retire at any age, participants having 10 years of service may retire at, or after, age 55, and participants having 5 years of service may retire at or after age 65. For early retirement prior to age 65, annuity payments, if elected, would be reduced by .25% for each month before age 65 the participant elects to retire. Participants who are eligible to retire may not commence receipt of their benefit prior to age 55. Company executives Hoy, Van Leeuwen and Bilodeau are currently eligible to retire under the plan.

Company executives Hoy, Murphy, Bilodeau and Goodemote elected in 2002 to convert their participation under the Retirement Plan to the new account balance formula. For plan year 2007, Messrs. Hoy, and Bilodeau will receive a service credit to their accounts equal to twelve percent of their eligible compensation for the year and Mr. Goodemote will receive a service credit to his account equal to eight percent of his eligible compensation for the year, based on their ages. Mr. Murphy, who retired at year-end 2006, will receive no further service credits under the plan. In 2002, company executive Van Leeuwen elected to continue his participation under the old final pay formula and his retirement benefits will be determined based on the formula described above.

Select Executive Retirement Plan. Arrow also maintains an unfunded non-qualified Select Executive Retirement Plan ("SERP"), for the benefit of executives and senior officers. The SERP contains both a qualified Retirement Plan supplement feature and a retirement bonus feature. The qualified Retirement Plan supplement feature provides, to those executives and officers who are selected to receive this feature, a right to receive on an annual basis a supplemental credit to their qualified Retirement Plan benefit amount, assuming their benefit amount for the year would have been higher than it was in the absence of IRC limitations on qualified retirement plan benefit amounts and compensation. The second SERP feature, the retirement bonus feature, authorizes the Company to grant to selected senior officers additional bonus payments or arrangements upon their retirement, typically structured as post-retirement installment payments, the amounts of which are determined on a case-by-case basis by the Compensation/Nomination Committee of the Board of Directors at or before the time of retirement. CEO Thomas L. Hoy and recently retired CFO John J. Murphy were selected several years ago by the Committee to participate in both features of the SERP and were awarded, as their retirement bonus feature, the right to receive additional payments on their retirement equal to the additional amounts they would have received under the SERP's qualified Retirement Plan supplement feature, had they been employed for three additional years beyond their actual retirement date. The Company has no established policy concerning the granting of extra years of credited service under the retirement bonus feature of the SERP, and such grants are exceptional and approved on a case-by-case basis. Mr. Bilodeau also has been selected to participate in the SERP's first feature, the qualified Retirement Plan supplement feature.

The amounts currently being received under the SERP by Mr. Murphy, recently retired as the Chief Executive Officer of the Company, are described under the heading "Potential Payments to Executives Upon Termination or Change-in-Control" on page 34.

PENSION BENEFITS TABLE

The table below shows the present value of accumulated benefits payable to each of the named executive officers, including the number of years of service credited to each such named executive officer, under the Retirement Plan and the SERP determined using interest rate and mortality rate assumptions consistent with those described in Note 16 of the Company's consolidated financial statements.

Name	Plan Name	Number of Years of Credited Service	Present Value of Accumulated Benefit	Payments During Last Fiscal Year
Thomas L. Hoy	Retirement Plan	32.42	$1,554,523	-
	SERP	35.42	$546,180	-
John J. Murphy (Retired)	Retirement Plan	33.50	$1,295,307	-
	SERP	36.50	$37,795	-
John C. Van Leeuwen	Retirement Plan	21.92	$515,555	-
Gerard R. Bilodeau	Retirement Plan	37.50	$490,847	-
	SERP	37.50	$19,669	-
Terry R. Goodemote	Retirement Plan	14.08	$41,054	-

POTENTIAL PAYMENTS TO EXECUTIVES UPON TERMINATION OR CHANGE-IN-CONTROL

Voluntary Termination or Early Retirement. The Company does not currently have contracts with its executive officers that would require cash severance payments upon the voluntary termination or early retirement of an executive officer. The voluntary termination or early retirement of an executive officer would not result in enhanced retirement benefits beyond the benefits described in the section entitled "Pension Plans" above in this proxy statement. Eligibility for other payments would be determined in a manner consistent with all employees of the Company.

Mr. Murphy, the former Chief Financial Officer, Treasurer and Executive Vice President of Arrow, elected to retire early on December 31, 2006. For information regarding the payments owed to Mr. Murphy in connection with his retirement, please see the subheading below entitled "Retirement of Former CFO Murphy."

Termination For Cause. The Company does not currently have contracts with its executive officers that would require cash severance payments if the Company terminated the executive officer for cause. The termination for cause of an executive officer would not result in enhanced retirement benefits beyond the benefits described in the section entitled "Pension Plans" above in this proxy statement. Eligibility for other payments would be determined in a manner consistent with all employees of the Company.

Death or Disability. Under the stock option agreements given to employees of the Company when awarded options, the death or permanent disability of an award recipient may result in acceleration of vesting for outstanding unvested options if the employee was awarded the option more than one year prior to the death or disability. However, none of the named executive officers had options as of December 31, 2006 that would have been eligible for accelerated vesting upon death or disability. No executive officers termination upon death or disability would result in enhanced retirement benefits beyond the benefits described in the section entitled "Pension Plans" above in this proxy statement. Eligibility for other payments would be determined in a manner consistent with all employees of the Company.

Termination Other than for Cause. Mr. Hoy has a provision in his employment agreement specifically governing payments to him if he is terminated without cause. In such a case, Mr. Hoy is entitled to a lump-sum payment equal to the greater of the amount of (a) his base salary payable during the remaining term of the agreement or (b) one year's base salary. The table below shows the estimated payout for Mr. Hoy had he been terminated other than for cause as of December 31, 2006.

The Company does not have a formal written severance plan for employees or executives that are terminated other than for cause. Therefore, none of the other named executive officers would be entitled to severance or other payments if terminated other than for cause. In the past, the Company has made awards of severance payments to employees and officers in differing amounts determined on a case-by-case basis.

Termination after Change in Authority. Mr. Hoy has a provision in his employment agreement that provides for payments to him if he were to experience a negative "change in authority", i.e., if he were to be assigned duties by Arrow which have materially less authority than those duties currently being performed by him and consequently were to voluntary terminate his employment. The amount of payments due to Mr. Hoy would be the same as if he were terminated in connection with a change-in-control, which amount is included in the table below. Mr. Hoy's employment agreement has non-compete and non-solicitation provisions that would be triggered if his employment was terminated after a change in authority. For more information on these provisions, please see the section entitled "Agreements with Executive Officers" on page 29.

No other officer has any agreement with the Company providing for payments upon a termination of employment after a change in authority.

Termination in Connection with a Change-in-Control. As described elsewhere in this proxy statement, the Company has entered into an employment agreement with Mr. Hoy and change-in-control agreements with other named executive officers of the Company that call for certain payments to be made to the executive if his employment is terminated in connection with a change-in-control. In addition, Mr. Hoy's employment agreement has non-compete and non-solicitation provisions that would be triggered if his employment was terminated in connection with a change-in-control. For a discussion of the terms and conditions of these agreements, please see the section entitled "Agreements with Executive Officers" on page 29. The amounts that would have been payable to each such executive had his employment terminated on December 31, 2006, following a change-in-control is identified in the table below.

Upon a change-in-control, as defined in the 1993 and 1998 Long Term Incentive Plans of the Company and the stock option agreements awarded in connection therewith, all outstanding options granted to executives, to the extent not fully vested, would vest immediately. This is true for all option award recipients, not just the named executive officers.

Other than as described above, termination of any of the named executive officers following a change-in-control would not result in enhanced retirement benefits beyond the benefits described in the section entitled "Pension Plans" above in this proxy statement. Eligibility for other payments would be determined in a manner consistent with all employees of the Company.

The table below shows the estimated payouts to each of the named executive officers (other than Mr. Murphy, who retired at year-end 2006) in connection with termination of their employment under specials circumstances, including following a change-in-control of the Company, not including payments under the Company's Retirement Plan or SERP. Under each of the scenarios, the payment amount assumes the individual was terminated on December 31, 2006 and that the value of Arrow common stock on that day was the closing price on December 29, 2006, the last trading day before the end of the year.

Name	Termination After Change in Authority (a)	Termination Other than for Cause (b)	Termination In Connection with a Change-in-Control (c)
Thomas L. Hoy	$2,014,295	$740,000	$2,014,295
John C. Van Leeuwen	$0	$0	$307,954
Gerard R. Bilodeau	$0	$0	$169,021
Terry R. Goodemote	$0	$0	$106,500

(a)   All amounts included are payable under Mr. Hoy's employment agreement.
(b)   All amounts included are payable under Mr. Hoy's employment agreement.
(c)   The amount reported for each named executive officer includes: for Mr. Hoy, $2,014,295 payable under his employment agreement and $0 from accelerated vesting of a stock option that was out-of-the-money as of December 31, 2006; for Mr. Van Leeuwen, $307,954 payable under his change-in-control agreement and $0 from accelerated vesting of a stock option that was out-of-the-money as of December 31, 2006; for Mr. Bilodeau, $169,021 payable under his change-in-control agreement and $0 from accelerated vesting of a stock option that was out-of-the-money as of December 31, 2006 and; for Mr. Goodemote, $106,500 payable under his change-in-control agreement and $0 from accelerated vesting of a stock option that was out-of-the-money as of December 31, 2006.

Retirement of Former CFO Murphy. Mr. Murphy, the long-time Chief Financial Officer of the Company, retired as of December 31, 2006. Upon his retirement, Mr. Murphy was entitled to his accrued retirement benefits, the present value of which are described in the Pension Benefits Table on page 33. Under the Company's Retirement Plan, Mr. Murphy elected to receive his payment in the form of 100% joint and survivor annuity payments that will be made to Mr. Murphy for his lifetime, and then to his wife for her lifetime. The approximate amount of each of these monthly payments is $9,586. Under the SERP, Mr. Murphy elected to receive his payments in the form of 50% joint and survivor annuity payments that will be made to Mr. Murphy for his lifetime, and then in reduced amounts to his wife for her lifetime. The approximate of each of these monthly payments is $2,936 to Mr. Murphy, with continuing payments of $1,468 to Mr. Murphy's wife. Mr. Murphy also received various personalized awards at retirement, including the right to retain the company automobile previously used by him, having a current market value of $19,927 which is also described in footnote (e) to the Summary Compensation Table on page 13.

TRANSACTIONS WITH DIRECTORS, OFFICERS AND ASSOCIATED PERSONS

During calendar year 2006, several of our directors and executive officers, including members of their immediate families as well as various corporations, organizations, trusts and estates with which these individuals are associated (collectively, our "related parties"), had outstanding loans from our subsidiary banks in amounts of $120,000 or more. All such loans when made were made in the ordinary course of business, did not involve more than normal risk of collectability or present other unfavorable features, and were made on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the same time for comparable loan transactions by the lending bank with unaffiliated persons. As of December 31, 2006, no such loan was classified by the Company as a non-accrual, past due, restructured or potential problem loan.

Director Gary C. Dake is President of Stewart's Shops Corp., a regional chain of convenience stores headquartered in Saratoga Springs, New York. On July 27, 2006, Arrow sold to Stewart's a piece of real estate Arrow had previously acquired to serve as premises for a new bank branch for a total purchase price of $577,999, its appraised value, with the understanding that Stewart's would lease back to Arrow a portion of the physical structure to be built by Stewart's on the premises to serve as a new bank branch. The branch will open soon and Stewart's and Arrow have entered into a lease agreement. Arrow maintains two other bank branches at premises leased by it from Stewart's. Our total lease and related payments to Stewart's during 2006 were $86,804.

The Board of Directors has recently adopted a new policy governing internal review and approval of all material Company transactions or business relationships with our related parties, including our directors and officers and their families and controlled companies. Under this policy, any such transaction or relationship involving an aggregate dollar amount of goods, services or payments in excess of $120,000 or that would otherwise likely require disclosure to shareholders in a future proxy, must be approved by the Audit Committee of the Board of Directors or the Board itself. Loans from our banks to our directors, officers their families and controlled businesses and other related parties, would generally be exempt.

HOUSEHOLDING OF MATERIALS

In some instances, only one copy of this proxy statement is being delivered to multiple shareholders sharing an address, unless the Company has received instructions from one or more of the shareholders to continue to deliver multiple copies. Upon oral or written request, we will promptly deliver a separate copy of the proxy statement to any shareholder. If you wish to receive a separate copy of the proxy statement, you may (i) call us at (518) 745-1000, Ext. 243 or (ii) send a written request to Mr. Gerard R. Bilodeau, Corporate Secretary, Arrow Financial Corporation, 250 Glen Street, Glens Falls, New York 12801, or (iii) send an email request to gbilodeau@arrowbank.com. If you are one of multiple shareholders sharing an address who have collectively received only one copy of this proxy statement and wish to receive a separate copy for each shareholder in the future, you may contact us in any of the ways listed above. Alternatively, if you are one of multiple shareholders sharing an address who have received multiple copies of this proxy statement, and wish to receive only a single copy, you also may contact us in any of the ways listed above.

OTHER MATTERS

The Board of Directors of Arrow is not aware of any other matters that may come before the meeting. However, the proxies may be voted with discretionary authority with respect to any other matters that may properly come before the meeting.

By Order of the Board of Directors

GERARD R. BILODEAU
Corporate Secretary

March 23, 2007